UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K

_____________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 001-40816

_____________________

Argo Blockchain plc
(Translation of registrant’s name into English)
_____________________

Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description 2024 Annual Results and Restoration of Listing dated 09 May 2025

Press Release

9 May 2025

Argo Blockchain plc
("Argo" or "the Company")

 2024 Annual Results
Restoration of Listing

Argo Blockchain plc (LSE: ARB; NASDAQ: ARBK), is pleased to announce its audited results for the year ended 31 December 2024. All figures have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are stated in U.S. dollars. The directors have adopted the going concern basis of accounting in the preparation of the annual financial statements; more detail can be found in the accounting policies. However, the directors note that the debt service requirements, lower operating margins, and the volatile economic and industry environment, indicate the existence of material uncertainties that may cast significant doubt regarding the applicability of the going concern assumption, and the auditors have made reference to this in their audit report and additional information is included in Note 3 to the financial statements.

Highlights

●
Total number of Bitcoin mined during 2024 was 755, or 2.1 Bitcoin per day (2023: 1,760, or 4.8 Bitcoin per day).

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Revenues of $47.1 million (2023:  $50.6 million), a decrease of 7% from 2023, driven primarily by the reduced hashprice resulting from the Bitcoin halving.

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Mining margin of 33%, down from 43% in 2023. Similar to revenue, this decrease was largely attributable to the reduced hashprice resulting from the Bitcoin halving in April 2024.

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Reduced non-mining operating costs by 34% in 2024 compared to the prior year.

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Adjusted EBITDA of $5.7 million, compared to $7.7 million in 2023.

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Net loss of $55.1 million, compared to a net loss of $34.6 million in 2023. The net loss was primarily the result of a $31.5 million asset impairment, $15.0 million of amortization and $6.8 million of interest expense.

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Reduced interest expense by 41%, as a result of fully repaying the Galaxy debt during 2024.

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Net debt (cash less debt obligations) was reduced by $24.1 million from $55.1 million at 31 December 2023 to $31.0 million at 31 December 2024.

As at 31 December 2024, the Company had $8.6 million of cash, compared to $7.4 million at 31 December 2023. As at 31 March 2025, the Company had a cash balance of $2.4 million. The decrease from December reflects the costs required for refurbishing machines, Helios power payment for December 2024, significantly reduced mining margins, and hosting deposits.

Post-period highlights

The Group signed hosting agreements with Merkle Standard LLC to host 9,315 miners at Merkle’s Memphis, Tennessee location and up to 4,000 machines at its Washington State location. Approximately 1,232 units were sent to the Group’s Baie Comeau facility. A further approximately 8,000 units (6,000 were sold after 31 March 2025) were sold for cash proceeds of approximately $2.0 million. Our go forward hashrate, reflective of the machine sales, is expected to be 1.7 exahash.

During the month of April we continued the deployment of our Helios miners to our hosting sites and mined 13 Bitcoin. The deployment of these units will be completed by the end of May 2025.

Commenting on the results, Justin Nolan, Argo Blockchain CEO, said, "The repayment of the Galaxy debt during 2024 was a major achievement for the team, as was the successful refurbishment and rehosting of the Helios fleet. We continue to work on strengthening the balance sheet and pursuing strategic options."

The tables below reconcile Bitcoin and Bitcoin Equivalent Mining Margin to gross margin, the most directly comparable IFRS measure, and Adjusted EBITDA to net income/(loss), the most directly comparable IFRS measure:

	Year ended	Year ended
	31-Dec	31-Dec
	2024	2023
	$’000	$’000

Gross profit	1,457	3,101

Depreciation of mining equipment	14,171	18,656
Mining profit	15,628	21,757
Bitcoin and Bitcoin Equivalent Mining Margin	33%	43%

The following table shows a reconciliation of Adjusted EBITDA to net income/(loss), the most directly comparable IFRS measure, for the years ended 31 December 2024 and 31 December 2023.

	Year ended	Year ended
	31-Dec	31-Dec
	2024	2023
	$’000	$’000

Net loss	(55,102)	(34,637)

Interest expense	6,810	11,556
Depreciation / amortisation	15,024	20,129
Income tax expense	340	-
EBITDA	(32,928)	(2,952)
Impairment of assets	31,498	855
Impairment of intangible assets	468	1,082
Loss/(gain) on sale of subsidiary and investments	842	(36)
Loss on sale of fixed assets	429	-
Loss/(gain) on disposal of intangible assets	98	(1,166)
Foreign exchange	(458)	(1,914)
Restructuring and transaction-related fees	1,976	4,969
Share based payment charge	3,759	3,892
Equity accounted loss from associate	0	716
Write off of investment	0	2,236
Adjusted EBITDA	5,684	7,682

Restoration of Listing

The Company would like to advise that, further to this announcement, it has now requested that the suspension of the Company’s listing be lifted by the Financial Conduct Authority as soon as possible to enable trading of the Company's shares to resume.

This announcement contains inside information.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 7493 989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With a mining facility in Quebec and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

Forward looking statements

This announcement contains "forward-looking statements," which can be identified by words like "may," "will," "likely," "should," "expect," "anticipate," "future," "plan," "believe," "intend," "goal," "seek," "estimate," "project," "continue" and similar expressions. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company's current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company's control. The information in this announcement about future plans and objectives of the Company are forward-looking statements. The Company's actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company's actual results and financial condition to differ materially from those indicated in the forward-looking statements include, market and other conditions, the principal risks and uncertainties listed in the risk factors set forth in our Annual Report and Financial Statements and Form 20-F for the year ended 31 December 2024.

CHAIRMAN’S STATEMENT

For the past 24 months, the Company has focused on three key pillars: financial discipline, operational excellence, and strategic partnerships for growth. We have made significant progress on financial discipline and operational excellence; strategic partnerships will be key for 2025 as Argo aims to strengthen its balance sheet and grow its hashrate.

Financial Discipline

The focus for Argo has been to reduce the high-interest rate debt owing to Galaxy. The $35 million debt owed to Galaxy began amortising at $1.1 million per month in May 2023. As noted in my 28 August 2024 update to shareholders, I am pleased to report that Argo has repaid the full amount of this loan to Galaxy as announced by the Company on August 12th. This Galaxy debt was repaid four months ahead of the revised schedule, and nearly 18 months ahead of the original repayment schedule. The early repayment reflects the Company's focus on strengthening its balance sheet, reducing its financial liabilities, and focusing on operational excellence. Repayment was made possible by using cash flow generated from operations, cash generated from equity raises and cash generated through the sale of non-core assets without any meaningful impact to Argo’s hash rate. Repaying the Galaxy loan was a significant milestone for Argo. With the unsecured bonds maturing in November 2026, Argo will turn its attention to either refinancing, restructuring or buying back these bonds.

Revenue in 2024 was $47 million, compared to $50.6 million in 2023. Non-mining operating expenses were $13 million, a decrease from $19 million in 2023. Adjusted EBITDA was $5.6 million, compared to $7.7 million in 2023. Loss attributable to shareholders totalled $44.3 million. Our cash balance at December 31, 2024 was $8.6 million.

Operational Excellence

2024 saw the end of Argo’s relationship with the Helios facility. After constructing and energizing the facility in 2021 and 2022, selling the facility to Galaxy in late 2022 with a two year hosting agreement, Argo has now exited the facility. We are pleased with the new hosting arrangements we have announced with Merkle, in both Tennessee and Washington State during the early part of 2025. And we have utilized additional capacity at our owned site in Baie Comeau, Quebec. We took the opportunity to improve our liquidity by selling some of the refurbished machines subsequent to year end.

Highlights in 2024 included the sale of the Mirabel facility which was completed with no meaningful loss to Argo’s hash rate. The significant reduction in operating expenses in the first half of 2024 compared to 2022 and 2023, and the strong mining margin percentage despite the Bitcoin halving are indications of Argo’s strong performance.

The Mirabel sale enabled the Company to de-lever the balance sheet with minimal impact to the Company's hash rate. Following the sale, Argo relocated the majority of the mining machines at Mirabel to its Baie Comeau facility and sold certain prior generation machines representing approximately 140 PH/s. The sale allowed the Company to streamline its operations by locating all self-mining machines at its Baie Comeau facility. Additionally, the sale of Mirabel reduces the Company's non-mining operating expenses by $0.7 million annually.

Argo has taken aggressive action on its cost structure and non-mining operating expenses. As compared to the second half of fiscal 2022, the Company has reduced its operating expenses by over 70%. The Company will continue to reduce headcount to decrease costs in the first half of 2025.

Despite the Bitcoin halving and the lower hash price realised since then, the Company maintained strong mining margins and its mining margin percentage has remained consistent with 2023. The first quarter of 2025 was a transition quarter for Argo as the Helios machines were refurbished and sent to new locations. We expect that as of 31 May 2025 we will have all of the Helios units either re-hosted or sold.

Growth and strategic partnerships

The strengthened balance sheet and repayment of the Galaxy debt gives Argo more flexibility to pursue strategic opportunities moving forward. Public announcements have been made informing the market of non-binding financing arrangements and we will continue to update the market on our progress. The Company continues to explore opportunities where mining can be paired with stranded or wasted energy. There is tremendous potential for energy generators to utilise mining as a balancing and optimization tool, particularly in the energy transition where limitations currently exist in the ability to store renewable energy.

For 2025, the Company will continue to focus on its three pillars – financial discipline, operational excellence and growth and strategic partnerships. We are excited to have Justin Nolan join Argo as CEO effective March 22, 2025. On behalf of the Board, I would like to thank Tom for his leadership during his tenure as CEO, our management team for their resilience and focus, and to all of our shareholders and stakeholders. We remain committed to optimising our capital structure and driving long-term value for our shareholders.

Matthew Shaw

Chairman of the Board
8 May 2025

BOARD OF DIRECTORS

Matthew Shaw (Chairman of the Board)

Matthew Shaw has served on our board of directors since July 2019, and he became Chairman of the Board in February 2023. He brings over 25 years of experience as an international banker, corporate adviser, and serial entrepreneur. He has been specializing in the blockchain and cryptocurrency sector since 2017. He is currently Chief Executive Officer of Webslinger Advisors, a specialist web3 advisory and administration firm which provides services to Cayman Foundations/DAOs. He previously co-founded Protos Asset Management, a Swiss company that manages a cryptocurrency fund, and co-founded DeFi Yield Technologies, a DeFi firm acquired by Dispersion Holdings (now AQRU). He is also currently Chief Executive Officer of Blimp Technologies and is also president of a proprietary family investment company. Mr. Shaw holds a B.A. in English Language and Literature from Manchester University and an M.B.A. from Bradford University.

Raghav Chopra (Non-Executive Director)

Raghav Chopra is an investor with over 16 years of experience and is currently a Managing Partner of a privately held investment firm. He was previously a Portfolio Manager for AllianceBernstein LP and a technology investor for leading asset managers. Prior to that, Mr. Chopra was an Associate in private equity at The Carlyle Group and an Analyst in investment banking at Goldman, Sachs & Co. Mr. Chopra serves on the Board of the Harvard Club of New York City Foundation and is a member of the Economic Club of New York. Mr. Chopra holds a B.S. in Electrical Engineering and Economics with Distinction from Yale University, and an M.B.A. with High Distinction from the Harvard Business School, where he was named a George F. Baker Scholar.

Maria Perrella (Non-Executive Director)

Maria Perrella has served on our board of directors since July 2021. Over the last 25 years, Ms. Perrella has held several senior leadership positions and currently Maria Perrella serves as Chief Financial Officer of Samuel, Son & Co., a leading metals distributor and industrial products manufacturer. Previously, she served as the Chief Financial Officer of MDA, a Canadian-based international space mission partner, and she spent the previous 12 years at Automation Tooling Systems Inc. (ATS.TSX), when it was a TSX-listed automation company with over 4,500 employees across six countries. Her various roles have allowed her to develop skills in financial planning and corporate governance and compliance, and her many years as a Chief Financial Officer have provided her with extensive experience in mergers and acquisitions, capital markets, and strategic corporate finance. Maria graduated from the Schulich School of Business (BBA) and is a Chartered Public Accountant in Ontario, Canada.

Justin Nolan (Executive Director)

Justin Nolan has served as our Chief Executive Officer since 22 March, 2025. Mr. Nolan most recently was Chief Executive Officer at Arkon Energy, a digital infrastructure company. Prior to his role at Arkon Energy, Mr. Nolan served as Chief Growth Officer at Argo. In this capacity, he played a pivotal role in expanding the Company's operations, including the development of the Helios project. Earlier in his career, Nolan co-founded and led DPN LLC, which was instrumental in the initial development of the Helios project before its acquisition by Argo Blockchain in March 2021. Mr. Nolan graduated from Johns Hopkins University in 2004.

STRATEGIC REPORT

The directors present their strategic report on the Group for the year ended 31 December 2024.

Principal activity

The Group’s principal activity is that of cryptocurrency mining.

Review of the business and future developments

Argo Blockchain plc (the “Company”) was incorporated on 5 December 2017. Argo Blockchain plc is the parent holding company of the Argo group of companies including Argo Innovation Labs Inc., a British Columbia, Canada Corporation, and Argo Operating US LLC, a Delaware, United States Limited Liability Corporation (collectively “Argo” or “the Group”).

On 3 August 2018 the Company’s Ordinary Shares were admitted to the standard segment of the Official List maintained by the Financial Conduct Authority and to trading on the London Stock Exchange’s Main Market. The Company’s American Depositary Shares (ADSs) have traded on the Nasdaq Stock Market (“Nasdaq”) since 24 September 2021.

The Chairman’s statement provides an in-depth review of 2024, so this strategic report is instead looking forward to the plans and intentions of the Group.

Group strategy and business model

We are targeting a balance between owning and operating our own mining facilities and utilizing third party facilities with access to reliable, low-cost and renewable energy. Throughout the Company’s history, we have invested in purchasing, building and operating mining facilities. We will continue to explore the acquisition and development of future mining facilities that provide opportunities to utilize wasted or stranded energy. This could include using mobile and/or modular mining infrastructure. We will continue to evaluate opportunities from hosting providers that offer reliable, low-cost, and clean power in order to balance the gap between our available capacity and the power needed to run our mining operations.

We believe the combination of increased mining difficulty, driven by greater network hashrate, and the periodic adjustment of reward rates, such as the recent halving of Bitcoin rewards, will increase the importance of power efficiency in cryptocurrency mining over the long term. As a result, we are focused on deploying our mining machines at locations with access to reliable clean power sources, as successfully doing so should enable us to reduce our power costs. As our fleet ages and becomes less efficient, we will need to raise capital to revitalize our fleet.

Performance of the business during the period and the position at the end of the year

The financial results for 2024 reflect the Bitcoin halving in April 2024 which reduced our Bitcoin mining production from May through December as compared to 2023.

Key performance indicators

  The Board monitors the activities and performance of the Group on a continuing basis. The main performance indicators applicable for the Group is mining revenue and mining profit.

KPI	2024	2023	% Change
Mining revenue ($000s)	47,017	50,558	-7%
Mining profit1 ($000s)	15,628	21,757	-28%
Mining margin	33%	43%	-10%
Bitcoin mined 2 (number)	755	1,760	-57%
Total hashrate capacity (EH/s)	2.7	2.8	-4%
Average network difficulty (T)	87.3	40.4	116%

1. Mining profit is defined as mining revenue minus direct costs (excluding depreciation and amortization of mining equipment).
2. The decrease in bitcoin mined is largely due to the halving which occurred in April 2024.

Non-IFRS Reconciliation

  The following table shows a reconciliation of Bitcoin Mining Margin to gross margin, the most directly comparable IFRS measure, for the years ended December 31, 2024 and December 31, 2023.

	Year ended	Year ended
	31-Dec	31-Dec
	2024	2023
	$’000	$’000

Gross profit	1,457	3,101

Depreciation of mining equipment	14,171	18,656
Mining profit	15,628	21,757
Bitcoin and Bitcoin Equivalent Mining Margin	33%	43%

  The following table shows a reconciliation of Adjusted EBITDA to net income/(loss), the most directly comparable IFRS measure, for the years ended December 31, 2024 and December 31, 2023.

	Year ended	Year ended
	31-Dec	31-Dec
	2024	2023
	$’000	$’000

Net loss	(55,102)	(34,637)

Interest expense	6,810	11,556
Depreciation / amortisation	15,024	20,129
Income tax expense	340	-
EBITDA	(32,928)	(2,952)
Impairment of assets	31,498	855
Impairment of intangible assets	468	1,082
Loss/(gain) on sale of subsidiary and investments	842	(36)
Loss on sale of fixed assets	429	-
Loss/(gain) on disposal of intangible assets	98	(1,166)
Foreign exchange	(458)	(1,914)
Restructuring and transaction-related fees	1,976	4,969
Share based payment charge	3,759	3,892
Equity accounted loss from associate	-	716
Write off of investment	-	2,236
Adjusted EBITDA	5,684	7,682

Principal risk and uncertainties

While the Group focuses on self-mining, the Board considers the principal risks for the Group to be volatility in the cryptocurrency market, specifically downside risk to Bitcoin, energy price risk, access to the capital markets, and general sentiment regarding crypto assets as a whole. The Group operates in an uncertain environment and is subject to a number of risk factors. The Board considers the following to be of particular relevance, but this is by no means an exhaustive list as there may be other risk factors not currently known.

Liquidity risk

The Group has limited cash resources, limited ability to raise funds and has significant debt obligations. In addition, only a portion of the Group’s fleet operated in the first quarter of 2025 as a result of moving machines to new hosting facilities. For more detail, see Note 2 Going Concern in the audited financial statements.

Market conditions

Market conditions, including the cryptocurrency market values and general economic conditions and their effect on exchange rates, interest rates, and inflation rates, may impact the ultimate value of the Group regardless of its operating performance. The Group also faces competition from other organisations, some of which may have greater resources.

Tax Risk

A tax authority may disagree with tax positions that the Company has taken, which could result in increased tax liabilities. For example, His Majesty’s Revenue & Customs (“HMRC”), Revenue Quebec, the Canada Revenue Agency, the IRS or another tax authority could challenge the Company’s allocation of income by tax jurisdiction and the amounts paid between the Company’s affiliated companies pursuant to the Company’s intercompany arrangements and transfer pricing policies, including amounts paid with respect to the Company’s intellectual property development. Similarly, a tax authority could assert that the Company is subject to tax in a jurisdiction where the Company believes it has not established a taxable connection and such an assertion, if successful, could increase the Company’s expected tax liability in one or more jurisdictions.

A tax authority may also take the position that material income tax liabilities, interest and penalties are payable by the Company. For example, where there has been a technical violation of contradictory laws and regulations that are relatively new and have not been subject to extensive review or interpretation, in which case the Company expects that we might contest such assessment.

Contesting such an assessment may be lengthy and costly and if the Company is unsuccessful in disputing the assessment, the implications could increase the Company’s anticipated effective tax. Income tax assessments received in Canada are currently under appeal, and if unsuccessful, the Company will incur significant liabilities.

Cyber risk

The Group holds digital assets via software and hardware which may prove to be vulnerable to data security breaches in the future. Data security breach incidents may compromise the confidentiality, integrity or availability of data such that the data is vulnerable to access or acquisition by unauthorised persons. These data security breaches may result in the unrecoverable loss of digital assets. The Group’s hardware devices and remote servers holding the Group’s data may be breached and result in the loss of valuable data. Loss of the private keys required to access the digital assets may result in irrecoverable loss of access to the digital assets, which may not be covered by insurance (whether in full or part). In order to mitigate these risks, the Group holds its assets with third party specialist crypto-currency custodians with a number of security measures in place.

Cryptocurrency price volatility

Revenues are denominated in cryptocurrency or tokens. These ‘digital assets’ can be subject to high levels of volatility, and it may not always be possible for the Group to trade out or effectively hedge its position. The Group will always seek, where practicable, to manage the price volatility risk and actively monitor its portfolio of digital assets. The majority of the Group’s crypto assets (as per note 22) are stored in Bitcoin, which dominates the crypto market. Cryptocurrency exchange rates have exhibited strong volatility. Many factors outside of the control of the Group can affect the market price of cryptocurrencies, including, but not limited to, national and international economic, financial, regulatory, political, terrorist, military, and other events, adverse or positive news events and publicity, and generally extreme, uncertain, and volatile market conditions. Extreme changes in price may occur at any time, resulting in a potential loss of value of our entire portfolio of cryptocurrencies, complete or partial loss of purchasing power, and difficulty or a complete inability to sell or exchange the Group’s digital currency.

Capital raising

The Group’s activities are capital intensive, and the Company may need to raise additional capital to fund its operations, pursue growth strategies, including potential acquisitions of complementary businesses, and respond to competitive pressures or unanticipated working capital requirements. The Company has previously raised equity and debt, however, may not be able to obtain additional debt or equity financing on favourable terms, if at all, which could impair its growth and adversely affect its existing operations. The Group may be required to accept terms that restrict its ability to incur additional indebtedness or to take other actions including terms that require it to maintain specified liquidity or other ratios. In order to mitigate these risks, the Company keeps its financing requirements under review and actively manages its activities and operations within the resources available to it.

Hosting counterparty risk

The Group relies upon a third-party facility to host and maintain a majority of its miners. Should the third party not fulfil its obligations to the Group, or should that third party suffer an insolvency or related event, the Group’s operations may be materially and adversely affected. The Group has sought to limit this risk by entering into contracts with an established third party with a proven track record, however this is not a guarantee of future performance. The Group has also entered into other agreements with its host, and there is a risk that non- performance under one agreement could adversely affect the performance under other agreements with the same counterparty.

Electricity supply and price

The Group’s activities require substantial and sustained electrical provision and its profitability is dependent on securing acceptable electricity prices. Should electricity not be available in the quantities the Group’s operations require (whether intermittently or for a sustained period) or should the service be unreliable, the Group’s operations, revenue and profitability may be materially adversely affected. If the price of electricity increases (whether as a result of local, national or international events or pressures), the Group’s profitability may be materially adversely affected.

Technology and supply risks

Argo operates within a highly technological environment where software and hardware are consistently updated. To ensure the Group remains as a leading provider and stays ahead of its competitors, it needs to continue to invest in its technology, software, and hardware which requires a large amount of capital. The Group procures its software and hardware from third party providers and is reliant on those third parties complying with their obligations to the Group. Should a third party fail to comply with its obligations to the Group, the Group’s operations, revenue and profitability may be materially adversely affected.

Risk relating to the Group’s business strategy

The Group is dependent on the ability of the directors to identify suitable opportunities and to implement the Group’s strategy. There is no assurance that the Group’s activities of mining for itself will continue to be successful even though internal forecasts continue to suggest otherwise.

Dependence on key personnel and management risks

The Group’s business is dependent on retaining the services of a small executive management team, and the loss of a key individual could have an adverse effect on the future of the Group’s business. The Group’s future success will also depend in large part upon its ability to attract and retain highly skilled personnel. This risk is managed by offering compensation plans that are competitive in the current market.

Regulatory risk

The Group operates in a rapidly evolving sector, the regulatory approach to which is not always certain and is still developing. The Group seeks to comply with all applicable law and regulation, however breach of any regulatory requirements may give rise to reputational, financial, or other sanctions against the Group. The Board considers these risks seriously and designs, maintains, and reviews the policies and processes so as to mitigate or avoid these risks. While the Board has a good record of compliance, there is no assurance that the Group’s activities will always be compliant.

Litigation risk

The Company was previously subject to a class action lawsuit which was dismissed with prejudice and without the ability to replead the case, However the Company may be the target of this type of litigation in the future. Securities litigation against the Company could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm the Company’s business.

Promotion of the Company for the benefit of the members as a whole

The directors believe they have acted in the way most likely to promote the success of the Company for the benefit of its members as a whole, as required by s172 of the Companies Act 2006.

The requirements of s172 are for the directors to:

●
Consider the likely consequences of any decision in the long term

●
Act fairly between the members of the Company

●
Maintain a reputation for high standards of business conduct

●
Consider the interests of the Company’s employees

●
Foster the Company’s relationships with suppliers, customers and others

●
Consider the impact of the Company’s operations on the community and the environment

The Company operates as a crypto mining business, which is inherently speculative in nature and, with volatile revenue, at times may be dependent upon fund-raising for its continued operation. The nature of the business is well understood by the Company’s members, employees, and suppliers, and the directors are transparent about the cash position and funding requirements.

The application of the s172 requirements can be demonstrated in relation to the most significant decisions made during 2024, in addition to the disclosures made in the Directors’ Report and the Strategic Report:

●
On 9 March 2024, the Company granted equity awards in the form of restricted stock units (RSUs) to all employees. The Company’s performance, and therefore long-term value creation, is driven by the performance of its staff, placing the incentivisation and retention of its staff as a key focus for the Company’s board and senior management. After careful review of the Company’s existing employee incentivisation arrangements, it was decided to ensure that all staff have the opportunity to benefit directly from the Company’s long-term success. In order to ensure their incentivisation is aligned with creating long-term value for shareholders, the RSUs vest over a three-year period, with the first vesting occurring twelve months from the date of the grant..

●
During 2024, the Company continued to focus its efforts on reducing debt and strengthening the balance sheet. The Group’s long term success is dependent on a strong financial footing. The Company spent considerable time and effort to identify sustainable cost savings and utilised all excess cash flow for debt reduction. As a result, the Company was able to reduce debt by $23.5 million in 2024, including paying off the Galaxy debt in full.

Responsibilities to local communities

As a crypto mining company with operations in Canada and the United States, the Board is mindful of its responsibilities to the communities and environments in which it works. The Group sources its electricity from predominantly renewable sources (hydropower in Canada and wind in Texas during 2024) and participated in demand response programs to curtail usage in peak times to assist in ensuring resilience of the local power grid. In addition, the Group has explored ways to capture and usefully utilise the heat generated from its operations, both to improve efficiency and provide added value. The Group has also taken steps to improve overall efficiency of its operations. Further details are set out in the Group’s report on the TCFD Recommendations on page 33 of this Annual Report.

Employees

The interests of employees are a primary consideration for the Board; in March 2024, all employees were granted equity in the Company in order to align incentives and enable employees to share in the future success of the Group. Personal development opportunities are encouraged and supported.

This report was approved by the Board on 8 May 2025 and signed on its behalf by:

Matthew Shaw Chairman of
the Board

DIRECTORS’ REPORT

General Information

The directors present the Annual Report and audited consolidated financial statements for the year ended 31 December 2024.

The Company was incorporated on 5 December 2017. Argo Blockchain plc is the parent holding company of the Argo group of companies including Argo Innovation Labs Inc., a British Columbia, Canada Corporation, and Argo Operating US LLC, Inc., a Delaware, United States Limited Liability Corporation.

On 3 August 2018 the Company’s Ordinary Shares were admitted to the standard segment of the Official List maintained by the Financial Conduct Authority and to trading on the London Stock Exchange’s Main Market. . The Company’s American Depositary Shares have traded on Nasdaq since 24 September 2021.

Future developments

The Group continues to focus its strategy on self-mining cryptocurrencies as detailed further in the Strategic Report.

Dividends

The directors do not propose a dividend in respect of the period ended 31 December 2024 (2023: nil).

Directors

The Board is responsible for the Company’s objectives and business strategy and its overall supervision. Acquisition, divestment and other strategic decisions will all be considered and determined by the Board including, when circumstances permit, whether the payment of dividends, issue or buy back of shares is appropriate.

Attendance at Board meetings:

Member	Meetings attended while a director
Matthew Shaw	23 of 26
Maria Perrella	25 of 26
Raghav Chopra	26 of 26
Thomas Chippas*	26 of 26

The Board leads the Company within a framework of appropriate and effective controls. The Board has responsibility for establishing, operating, and monitoring the corporate governance values of the Company. The Board also has overall responsibility for setting the Company’s strategic aims, defining the business objective, managing the financial and operational resources of the Company and reviewing the performance of the officers and management of the Company’s business. The Board has taken appropriate steps to ensure that the Company complies with Listing Principles 1 and 2 as set out in Chapter 7 of the Listing Rules and (notwithstanding that they only apply to companies with a Premium Listing) the Premium Listing Principles as set out in Chapter 7 of the Listing Rules.

The Company supports the concept of an effective Board leading and controlling the Company. The Board is responsible for approving Company policy and strategy. It meets regularly and has a schedule of matters specifically reserved to it for decision. Management supplies the Board with appropriate and timely information and the directors are free to seek any further information they consider necessary. All directors have access to advice from the General Counsel and independent professionals at the Company’s expense. Training is available for new directors and other directors as necessary.

All directors are subject to re-election every three years and, on appointment, at the first AGM after appointment. In 2021, the Company established a nomination committee. Prior to this, and given the size of the Board, all director appointments were approved by the Board as a whole.

Communications with shareholders

Communications with shareholders are given a high priority. In addition to the publication of an annual report and an interim report, there is regular dialogue with shareholders and analysts. The Annual General Meeting is viewed as a forum for communicating with shareholders, particularly private investors. Shareholders may question the Chairman and other members of the Board at the Annual General Meeting. All published information for shareholders is also available on the Company website, including annual and interim reports, circulars, announcements and significant shareholdings.

Accountability and audit

The Board presents a balanced and understandable assessment of the Company's position and prospects in all interim and price sensitive reports to regulators as well as in the information required to be presented by statutory requirements.

The Company’s Audit Committee has responsibility to supervise and review the Company’s audit and financial procedures. In relation to the activities of the Audit Committee during the year, please see the Audit Committee Report in this Annual Report.

Internal control

The Board has responsibility for designing and implementing systems of internal control and for reviewing the effectiveness of these systems. The risk management process and systems of internal control are designed to manage rather than eliminate the risk of the Company failing to achieve its strategic objectives. It should be recognised that such systems can only provide reasonable and not absolute assurance against material misstatement or loss. The Company will continue to review and develop its internal systems and processes.

Political donations and political expenditure

The Group did not make any political donations or expenditure during the year under review.

Directors’ and officers’ liability insurance and directors’ indemnities

The Company maintains directors’ and officers’ liability insurance, which gives appropriate cover for legal action brought against its directors. Qualifying third-party indemnity provisions for the benefit of the Company’s directors, secretary and other officers were in force during the year ended 31 December 2024 and to the date of this report. In addition, the Company has agreed to indemnify former directors of the Company in respect of their appointments as directors of the Company.

Financial Instruments

Information about the use of financial instruments by the Company and its subsidiaries is given in note 26 to the financial statements.

Activities in the field of research and development

During the year under review, the Group did not have any material activities in the field of research and development.

Post balance sheet events

Thomas Chippas resigned as Chief Executive Officer and Director of the Company effective 28 February 2025. On 24 March 2025, the Board appointed Justin Nolan as Chief Executive Officer and Director of the Group.

In January 2024, the Group received a Notification Letter from Nasdaq Stock Market LLC stating that the Company is not in compliance with minimum bid price for the Company’s American Depositary Shares. The Company has until July 15, 2025 to regain compliance with the minimum bid price requirement.

The Group signed hosting agreements with Merkle Standard LLC to host 9,315 miners at Merkle’s Memphis, Tennessee location and up to 4,000 machines at its Washington State location. Approximately 1,232 units were sent to the Group’s Baie Comeau facility. A further approximately 8,000 units were sold for cash proceeds of approximately $2.0 million.

Directors and directors’ interests

The directors who held office at the date of signature of the financial statements were as follows:

Director	Appointment/resignation during the year
Matthew Shaw (Chairman of the Board, Chair of the Nomination Committee, Member of the Audit Committee)	Appointed 17 July 2019
Justin Nolan (Chief Executive Officer)1	Appointed 22 March 2025
Maria Perrella (Chair of the Audit Committee, Member of the Nomination Committee and Remuneration Committee)	Appointed 29 July 2021
Raghav Chopra (Chair of the Remuneration Committee and Member of the AuditCommittee)	Appointed 23 February 2022

Following the year ended 31 December 2024, Mr. Chippas resigned from his positions as Managing Director effective 1 February 2025 and Chief Executive Officer effective 28 February 2025.

Directors’ option holdings
Name	Date of Grant	Aggregate number of options over Ordinary Shares granted	Exercise Price	Exercise Conditions	Lapse Date
Matthew Shaw	17-Jul-19	537,037	16 pence	1/3 on the first anniversary of admission, 1/36 of the total options monthly thereafter	17-Jul-25
Matthew Shaw	5-Feb-20	294,048	7 pence	1/12 per month commencing of 4th month from issue	4-Feb-30
Maria Perrella	22-Sep-21	500,000	157 pence	6/36th after 6-month anniversary, 1/36th thereafter	21-Sep-31
Raghav Chopra	23-May-22	500,000	49 pence	6/36th after 6-month anniversary, 1/36th thereafter	23-May-32

Going Concern

The directors, having made due and careful enquiry, are of the opinion that the Group has adequate working capital to meet its obligations over the next 12 months. The directors therefore have made an informed judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. As a result, the directors have adopted the going concern basis of accounting in the preparation of the annual financial statements; more detail can be found in the accounting policies. However, the Board notes that the debt service requirements, lower operating margins, and the volatile economic and industry environment, indicate the existence of material uncertainties that may cast significant doubt regarding the applicability of the going concern assumption, and the auditors have made reference to this in their audit report (Note 3).

Financial Risk Management

The Group has a simple capital structure and its principal financial assets are cash and digital assets. The Group is subject to market risk by way of being exposed to volatility in crypto asset value and variations in foreign exchange rates. The Group has little exposure to credit risk due to holding its reserves with credible institutions. The Group may also be exposed to liquidity and capital risk, due to the nature of operations and the requirements for mining hardware acquisition. The Group manages these risks through portfolio management and maintenance of sufficient working capital. Further details of risks can be seen within the Strategic Report or in the Notes to the accounts.

Capital Structure

The Company’s capital structure is comprised of one class of ordinary shares. There are no restrictions on the transfer of the ordinary shares, and there are no persons holding securities carrying special rights regarding the control of the Company. The rights over shares under the Company’s employee share schemes are set out in Note 21 of the financial statements. There are no restrictions on voting rights nor, so far as the Company is aware, any agreements between holders of securities that may restrict the transfer of securities or voting rights.

Substantial shareholders

There are no substantial shareholders as at the date of the report.

Controlling shareholder

The Group does not have a controlling shareholder.

Directors

The Company’s directors are appointed in accordance with, and have the powers and authorities set out in, the Company’s articles of association.

Takeovers

Other than potential lump sum payments due under certain employment contracts and equity award vesting for management, there are no significant agreements that take effect, alter or terminate on a change of control of the Company following a takeover. Other than the entitlement to a notice period and reimbursement of expenses in the normal manner, there are no agreements with the Company and its directors or employees for compensation for loss of office or employment as a result of a takeover bid.

Greenhouse gas emissions

Details about the Group’s greenhouse gas emissions, energy consumption, energy efficiency disclosures, and broader climate risk management strategies are included in the TCFD Report on page 33.

Employee and business relationships

The Board consists of the Chief Executive Officer and 3 Non-executive directors, and the Group’s senior management consists of 8 key management personnel, including the Chief Executive Officer and the Chief Financial Officer. This facilitates the direct and frequent communication between all parties and the Board. Due to the nature of a small team and the wide and varied skills possessed, key strategic business decisions are generally discussed and analysed by all concerned, ensuring all relevant interests and perspectives are considered and addressed in the decision making process.

A significant part of any business is maintaining a good relationship with its suppliers, and the Group maintains strong relationships with its key suppliers.

Diversity Policy

Given the Company’s current stage of development, its organizational structure and limited headcount, the Board considers that a formal diversity policy would not be practicable for the Company to develop and implement and would not improve the Group’s policies or processes in a meaningful manner. The Company and the Board already integrate equality and diversity in all aspects of the Company’s business and all decisions are made on merit and without regard to protected characteristics. Where appropriate and practicable for the Company, the Company considers and implements positive actions to enable the Company to provide additional support. This can include, for example, making adjustments to assist staff and ensuring that, to the extent possible, all relevant perspectives are included in decision making on an ongoing basis.

The Company will keep the requirement for a formal diversity policy under review and will give serious consideration to the adoption of a policy, tailored to the nature of the Company’s business, its operations and resources at the appropriate point.

Provision of Information to Auditor

So far as each of the Directors is aware at the time this report is approved:

●
there is no relevant audit information of which the Company's auditor is unaware; and

●
the Directors have taken all steps that they ought to have taken to make themselves aware of any relevant audit information and to establish that the auditor is aware of that information.

Auditors

The auditors, PKF Littlejohn LLP have indicated their willingness to continue in office, and a resolution that they be re-appointed will be proposed at the annual general meeting.

This report was approved by the Board on 8 May 2025 and signed on its behalf by:

Matthew Shaw Chairman of the Board

DIRECTORS’ REMUNERATION REPORT

2024 key achievements:

●
Utilised the Company’s equity incentive plan to offer suitably tailored equity incentivisation; and

●
Explored and executed employee retention strategies including supporting internal growth opportunities.

2025 areas of focus:

●
Launch the equity administration platform to improve compliance and financial reporting ;

●
Continue with a comprehensive review of remuneration; and

●
Refine and improve employee growth and retention strategies,

Letter from the Chair of the Remuneration Committee

Dear Shareholders,

The Remuneration Committee met formally three times during the financial year, and all of the Directors on the Committee attended all of these meetings. The Committee oversees matters relating to compensation, including benchmarking against comparable peers, adopting a new equity incentive plan, and the grant of awards under that plan to align remuneration with the interests of our shareholders.

The Remuneration Committee consists of myself as Chair and Maria Perrella as Member. In June 2024, I became Chair, replacing Maria Perrella, who remains a Member. The Committee has discretion to invite appropriate members of the executive management of the Company to the meetings as required and considers their input and recommendations to be critical to ensuring a well- developed remuneration strategy. In order to ensure appropriate scrutiny of all decisions, no director was present when their own remuneration was considered, approved, or voted upon; the Committee also takes advice and guidance from independent advisors and legal counsel.

The Group’s remuneration challenges include the different market norms and expectations between the jurisdictions in which it operates. The reward markets in the UK and US have significant differences, particularly in the technology sector, and market expectations in the UK can present challenges to the Group in structuring attractive remuneration packages, particularly for the Company’s senior executive leadership. More generally, the Group is also competing against significantly larger and better capitalised companies in the cryptoasset sector.

During the year under review, the Company’s remuneration strategy was to deliver remuneration packages consistent with the Company’s Remuneration Policy and market norms that provide a balanced structure of short, medium, and longer-term remuneration. Remuneration packages typically comprised a competitive base salary, appropriate annual bonuses and longer-term equity incentivisation. In addition, the Company has offered competitive benefit and pension offerings based on the market norms in the country relevant to each team member.

The Committee took the following key decisions in relation to remuneration during the year:

●
approved a compensation audit and strategy to deliver standardization of the Company’s offerings to each employee group;

●
approved the Company’s refresh of Restricted Share Unit and Performance Share Unit awards to strengthen alignment across the organization; and

●
approved appropriate cost of living salary increases for staff in response to competitive market trends.

The Committee remains focused on ensuring that the Group’s remuneration policy enables the Group to attract, retain and develop appropriately skilled and experienced staff sufficient for the Group’s present and anticipated requirements. The Committee is also determined to ensure that remuneration incentivises staff to deliver on both financial and non-financial objectives.

Following the year under review, Mr. Chippas resigned as Chief Executive Officer and Executive Director of the Company and Mr. MacCallum was appointed as Interim Chief Executive Officer while retaining his position as Chief Financial Officer. On 22 March 2025, Justin Nolan was appointed as Chief Executive Officer. The Committee determined Mr. Chippas’, Mr. MacCallum’s and Mr. Nolan’s remuneration for serving as CEO,CFO, and CEO, respectively, based on a review of benchmarking against relevant comparables in the market.

Raghav Chopra

Chair of the Remuneration Committee 8 May 2025

Directors’ Remuneration Report

Membership of the Remuneration Committee

During the year, the Company’s Remuneration Committee consisted of Maria Perrella and Raghav Chopra. Raghav Chopra served as Chair of the committee.

Role of the Remuneration Committee

The Remuneration Committee’s role is to determine and operate a remuneration policy that supports the Company’s strategy and promotes long-term sustainable success and aligns the interests of directors with shareholders.

The Remuneration Committee’s primary responsibilities include:

●
identifying, reviewing and proposing policies relevant to executive officer compensation;

●
evaluating each executive officer’s performance in light of such policies and reporting to the Board;

●
determining any long-term equity incentive component of each executive officer’s compensation in line with the remuneration policy and reviewing its executive officer compensation and benefits policies generally and

       ●      reviewing and assessing risks arising from the Company’s compensation policies and practices.

Advisors to the Committee

None.

Directors' remuneration (audited)

Details of directors’ remuneration during the year ended 31 December 2024 is as follows:

Director	Salary and fees	Bonus	Stock compensation	Loss of Office	2024 Total	Fixed element	Variable element
	USD	USD	USD	USD	USD	USD	USD
Executive Directors
T Chippas	400,000	-	819,375	-	1,219,375	400,000	819,375
Non-executive Directors
M Shaw	146,476	-	112,910	-	259,386	146,476	112,910
R Chopra	147,048	-	89,264	-	236,312	147,048	89,264
M Perrella	129,909	-	225,820	-	355,729	129,909	225,820
Total	823,433	-	1,247,369	-	2,070,802	823,433	1,247,369

* Stock based compensation is in relation to the fair value accounting charge during the year. No equity stock based compensation was granted in the year.

Details of directors’ remuneration during the year ended 31 December 2023 is as follows:

Director	Salary and fees	Bonus	Stock compensation	Loss of Office	2023 Total	Fixed element	Variable Element
	USD	USD	USD	USD	USD	USD	USD
Executive Directors
T Chippas	38,512	-	273,125	-	311,637	38,512	273,125
P Wall*	85,766	-	-	618,614	704,380	85,766	618,614
A Appleton	20,905	-	70,627	145,833	237,365	20,905	216,460
Non-executive Directors
M Shaw	170,554	-	152,317	-	322,871	135,644	187,227
R Chopra	135,105	-	87,805	-	222,910	125,934	96,976
M Perrella	129,752	-	304,633	-	434,385	124,340	310,045
S Gow	10,601	-	27,925	-	38,526	10,601	27,925
Total	591,195	-	916,432	764,447	2,272,074	541,702	1,730,372

* Stock based compensation is in relation to the fair value accounting charge during the year. Thomas Chippas received a grant of 2,850,000 PSUs with a total fair value of $3,277,500 during the period vesting over a maximum of 3 years, of which the fair value charge during the year was $273,125.

Total pension entitlements (audited)

The Company currently does not have any pension plans for any of the directors and does not pay pension amounts in relation to their remuneration.

The Company has not paid out any excess retirement benefits to any directors or past directors.

Payments to past directors (audited)

The Company has not paid any compensation to past Directors.

Statement of directors’ shareholding and share interests (audited)

The Directors who held office at 31 December 2024 and who had beneficial interests in the Ordinary Shares of the Company are summarised as follows:

Director	Position
Maria Perrella	Non-Executive Director
Matthew Shaw	Non-Executive Director

Details of these beneficial interests can be found in the Directors' Report.

Service Agreements and Letters of Appointment

On 27 November 2023, the Company entered into an employment contract with Thomas Chippas, pursuant to which Mr. Chippas served as our Chief Executive Officer (the “Chippas Employment Agreement”). Under the terms of the Chippas Employment Agreement, Mr. Chippas was entitled to receive a base salary annually, participate in the Company’s group health benefits, participate in the Company’s 401k plan, and earn an annual bonus as determined by the board of directors. In addition, Mr. Chippas was awarded 2,850,000 ADSs, which were to vest over three years (with a one year initial cliff) subject to certain performance conditions. Mr. Chippas subsequently agreed to receive ordinary shares instead of ADSs (22,850,000 ordinary shares if fully vested, the “Chippas Equity Award”).

Under the Chippas Employment Agreement, we could terminate Mr. Chippas’ employment by providing Mr. Chippas with the minimum (i) notice, or pay in lieu thereof, or some combination of the two, (ii) severance pay (if applicable), (iii) period of benefits continuation, and (iv) vacation pay, and in each case, subject to payment of severance equal to 12 months’ base salary, provided that we may terminate the services of Mr. Chippas at any time with immediate effect for certain reasons including misconduct, criminal offense, or other reasons “for cause”. Mr. Chippas could terminate his contract with us by providing the company with a minimum of 60 days’ notice. The Chippas Employment Agreement also contains restrictive covenants pursuant to which Mr. Chippas has agreed to refrain from competing with us or soliciting certain clients or employees of the Company who could materially damage our interests if involved in a competing business, for a period of twelve months following his termination of services. Following the year under review, Mr. Chippas resigned from his position as Chief Executive Officer, effective 28 February 2025. At the time of his resignation, 2.375,000 ordinary shares of the Chippas Equity Award had vested and no further PSU’s will vest.

On 22 March 2025, the Company entered into an employment contract with Justin Nolan, pursuant to which Mr. Nolan serves as our Chief Executive Officer (the “Nolan Employment Agreement”). Under the terms of the Nolan Employment Agreement, Mr. Nolan is entitled to receive a base salary annually, participate in the Company’s group health benefits, participate in the Company’s 401k plan, and earn an annual bonus as determined by the board of directors. In addition, Mr. Nolan was awarded 22,250,000 ordinary shares, which vest over three years (with a one year initial cliff) subject to certain performance conditions.

Under the Nolan Employment Agreement, we may terminate Mr. Nolan’s employment by providing Mr. Nolan with the minimum (i) notice, or pay in lieu thereof, or some combination of the two, (ii) severance pay (if applicable), (iii) period of benefits continuation, and (iv) vacation pay, and in each case, subject to payment of severance equal to 12 months’ base salary, provided that we may terminate the services of Mr. Nolan at any time with immediate effect for certain reasons including misconduct, criminal offense, or other reasons “for cause”. Mr. Nolan may terminate his contract with us by providing the company with a minimum of 90 days’ notice, subject to certain exceptions. The Nolan Employment Agreement also contains restrictive covenants pursuant to which Mr. Nolan has agreed to refrain from competing with us or soliciting certain clients or employees of the Company who could materially damage our interests if involved in a competing business, for a period of twelve months following his termination of services.

The appointments of Maria Perrella, Matthew Shaw and Raghav Chopra are subject to a 3 year term and to termination upon 3 months’ notice given by either party.

Terms of appointment

   The services of the directors engaged during the year under review were provided under the terms of agreement with the Group are dated as follows:

Director	Year of appointment	Number of years completed	Date of current engagement letter
Matthew Shaw	2019	6	7-Sep-19
Maria Perrella	2021	3	21-Jul-21
Raghav Chopra	2022	3	23-Feb-22
Thomas Chippas*	2023	1	24-Nov-23

* Following the year under review, Mr. Chippas resigned from his role of Chief Executive Officer effective 28 February 2025 and Executive Director, effective 1 February 2025

Performance relative to market index

Comparing the total shareholder return of an ordinary share in Argo Blockchain plc against the total shareholder return of the FTSE All-share index. For the year ended 2024, ARB saw a decrease in share price from 8.25p to 3p, a 63.3% decrease. In the same period, FTAS increased from 4,210.00 to 4,467.80, an increase of 6.12%.

UK 10-year CEO table and UK percentage change table

The directors have considered the requirement for a UK 10-year CEO table and UK percentage change table. The directors do not currently consider that including these tables would be meaningful because, the CEO remuneration is not currently linked to performance, therefore any comparison across years or with the employee group would be significantly skewed and would not add any information of value to shareholders. The CEO’s remuneration is disclosed in full in the directors’ remuneration section. The directors will review the inclusion of this table for future reports.

Relative importance of spend on pay

The directors have considered the requirement to present information on the relative importance of spend on pay compared to shareholder dividends paid. Given that the Company does not currently pay dividends this would not provide meaningful disclosure to shareholders.

Consideration of shareholder views

At the present time, the Company does not have any significant institutional shareholder base, or any significant shareholders with which to proactively consult. Therefore, the Board considers shareholder feedback received in the context of annual general meetings and applicable guidance from shareholder bodies. This feedback, plus any additional feedback received from time to time, is considered as part of the Group’s annual policy on remuneration.

Policy for new appointments

Base salary levels will take into account market data for the relevant role, internal relativities, the individual’s experience and their current base salary. Where an individual is recruited at below market norms, they may be re- aligned over time (e.g. two to three years), subject to performance in the role. Benefits will generally be in accordance with the approved policy.

For external and internal appointments, the Board may agree that the Group will meet certain relocation and/or incidental expenses as appropriate.

Other matters

The Company does not currently have any annual or long-term incentive schemes in place for any of the directors and as such there are no disclosures in this respect. The share options granted are discussed above.

      Raghav Chopra

Chair of the Remuneration Committee

8 May 2025

NOMINATION COMMITTEE REPORT

Letter from the Chair of the Nomination Committee

Dear Shareholders,

I am pleased to present the Nomination Committee’s report for the year ended 31 December 2024.

The Nomination Committee met twice during the financial year under review, and all of the directors on the Committee attended both meetings. At a high level, its role is to:

●
draw up selection criteria and appointment procedures for board members;

●
recommend nominees for election to its Board and its corresponding committees; and

●
assess the functioning of individual members of Board and executive officers and report the results of such assessment to the Board.

Composition of the Committee

The Nomination Committee consists of myself, as Chair, and Maria Perrella. The membership of the committee will be reviewed on a regular basis, particularly in light of any changes to the wider composition of the Board, and any changes announced in due course.

The Committee has discretion to invite members of the executive management of the Company to its meetings as required and considers the input and recommendation of executive management to be critical to ensuring the Committee’s activities reflect the ongoing needs of the Company. Therefore executive management were invited to present to the committee at the appropriate junctures during the year.

Focus of the Committee

During the year under review, the Committee’s focus was on:

●
the appropriate size and makeup of the Board;

●
any appropriate changes and/or additions to the Board; and

●
the identification, recruitment and screening of potential candidates.

On an ongoing basis, the Committee carefully considers the structure of the Board and executive management and ensures that the Board and executive management have an appropriate balance of skills, expertise and talent. The Committee and the Board are committed to ensuring that appointments are based on merit and objective criteria aligned with the Company’s needs, and that every effort is made to ensure equality, diversity and inclusion are at the heart of the appointment process.

Advisors to the Committee

None.

Appointments

On 22 March 2025, the Board of Directors appointed Justin Nolan as Chief Executive Officer and Executive Director.

Equality, Diversity and Inclusion

Given the Company’s current stage of development, its organizational structure and limited headcount, the Board considers that a formal diversity policy would not be practicable for the Company to develop and implement and would not improve the Group’s policies or processes in a meaningful manner. The Company and the Board already integrate equality and diversity in all aspects of the Company’s business and all decisions are made on merit and without regard to protected characteristics. Where appropriate and practicable for the Company, the Company considers and implements positive actions to enable the Company to provide additional support. This can include, for example, making adjustments to assist staff and ensuring that, to the extent possible, all relevant perspectives are included in decision making on an ongoing basis.

The Company will keep the requirement for a formal diversity policy under review and will give serious consideration to the adoption of a policy, tailored to the nature of the Company’s business, its operations and resources at the appropriate point.

Gender composition

At 31 December 2024, the gender composition of employees and directors of the Company was as follows:

Gender Composition	Male	Female
Directors	3	1
Senior Management	5	1
Employees	9	7

Ethnic composition

  At 31 December 2024, the ethnic composition of directors of the Company was as follows:

Ethnic composition	Number of board members	Percentage of the board	Number of senior positions on the board	Number in executive management	Percentage of executive management
White	3	75%	2	4	100%
Other	1	25%	0	0	0%

The above information was collected through a voluntary open-ended self-identification survey. Questions included “What gender do you identify with?” and “What is your ethnic composition?”.

Diversity Targets

The Company notes the diversity targets included in the Listing Rules, being:

●
at least 40% of the individuals on the Board are women;

●
at least one of the specified senior board positions is held by a woman; and

●
at least one individual on the Board is from a minority ethnic background.

As at 31 December 2024, the Company met the target to have one individual on the board from a minority ethnic background.

The Company operates a small board, comprised of four people, which the Board considers appropriate with the current stage of development of the Company and the scale and sophistication of its activities. One of the four directors appointed is a woman, however given the size of the Board, the Company does not have a senior independent director and the Chief Financial Officer is a non-board role. The Company does not therefore currently meet the remaining two targets.

Should the Board look to appoint further directors in the future, the Company will give due consideration to how it may achieve the diversity targets while ensuring the appropriate structure of the Board and mix of skills and expertise relevant to the Company’s operations. As part of its recruitment processes, the Company gives careful consideration to all potential applicants however has a particular regard to those with knowledge and experience of the digital asset and cryptomining sector. This necessary focus narrows considerably the pool of potential applicants and poses potential challenges in both recruitment and meeting the diversity targets. The Company will keep this under ongoing review.

Future Work

As part of its work during the coming year, the Committee will consider the Company’s present and near future requirements and will review the composition of the Board, succession planning for management, and the structure of the overall management of the Company going forwards. Further announcements will be made in due course.

Matthew Shaw

Chair of the Nomination Committee

8 May 2025

AUDIT COMMITTEE REPORT

Letter from the Chair of the Audit Committee

Dear Shareholders,

I am pleased to present the Audit Committee’s report for the year ended 31 December 2024.

The Audit Committee met three times during the financial year under review, and all of the directors on the Committee attended all of these meetings. At a high level, the Audit Committee is responsible for, among other things:

●
the appointment, compensation, retention and oversight of the work and termination of any independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit services;

●
pre-approving the audit services and non-audit services to be provided by its independent auditor before the auditor is engaged to render such services;

●
evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full Board on at least an annual basis;

●
reviewing and discussing with the executive officers, the Board and the independent auditor its financial statements and its financial reporting process;

●
approving or ratifying any related person transaction (as defined in its related person transaction policy) in accordance with its related person transaction policy;

●
reviewing and overseeing the adequacy and effectiveness of its financial reporting and internal control policies and systems; and

●
reviewing and recommending amendments to the Code of Business Conduct and Ethics.

Composition of the Committee

The Audit Committee is comprised of me, as Chair, Raghav Chopra, and Matt Shaw. Brief biographies of each of the members of the Committee, including their professional experience and qualifications are set out on page 6.

As required by the Disclosure Guidance and Transparency Rules (DTRs), Nasdaq Rule 5605(c)(2)(A)(ii), section 301 of the Sarbanes-Oxley Act 2002 and Rule 10A-3 of the Exchange Act the Committee comprises:

●
a majority of independent directors;

●
at least one member with competence in accounting or auditing, or both;

●
as a whole, competence relevant to the sector in which the Group is operating.

The Board considers that, in light of their respective professional experience and expertise, the members of the committee have recent and relevant financial experience, including competence in accounting matters relevant to the sector of operation, and operational experience in businesses at a similar stage of development.

Committee Meetings

The Committee has discretion to invite members of the executive management of the Company to its meetings as required and considers the input and recommendation of executive management to be critical to ensuring the Committee’s activities reflect the ongoing needs of the Company. Therefore, executive management were invited to present to the committee at the appropriate junctures during the year.

Where the Committee considers matters relating to the audit of the Group, the Committee invited David Thompson, the lead audit partner for the Group at PKF Littlejohn LLP, to attend the meeting. His attendance was critical to ensuring the Committee has access to Mr Thompson’s independent judgement and ensuring the Committee can solicit his views on matters to be considered or addressed as part of the audit.

The Committee also meets independently to consider matters relating to financial management and audit, providing a forum for discussion of the agenda for the year ahead and strategic priorities for the Committee.

Focus of the Committee

During the year under review, the Committee’s focus was on:

●
reviewing the Company’s financial reporting processes, taking into account changes to the business during the year under review;

●
working with the Group’s auditors to consider matters arising from the Group’s previous audit and the measures necessary to address them;

●
monitoring the effectiveness of the internal control and risk management systems adopted by the Group, regarding financial reporting of the Group;

●
reviewing the audit of the Group, in particular noting areas for potential improvement;

●
considering the independence and suitability for reappointment of the Group’s auditors, PKF Littlejohn LLP;

●
communicating with the Board the findings of the audit, and its contribution to the integrity of the Group’s financial reporting;

●
considering the integrity of the Company’s and the Group’s financial statements, the processes and procedures for the Company’s monthly operational updates and reviewing significant financial issues and judgments contained in them;

●
reviewing the Group’s internal financial reporting function, in particular its structure, staffing and resources; and

●
considering the Group’s management and internal reporting metrics.

As a result of its work, the Committee recommended the reappointment of PKF Littlejohn LLP for the year under review and intends to do so again for the current financial year.

Performance Evaluation

Given the nature and scope of the Group, the Committee does not currently consider an external performance review would be of significant benefit to the Group, however the Committee will continue to review the appropriateness of such a review on an ongoing basis.

Significant Judgment in relation to financial statements

The Committee has considered the following matters, significant accounting areas which required the exercise of judgement or a high degree of estimation during the year, together with details of how these were addressed. Some of the matters considered were of a one-off nature, while others will have a continuing applicability to the Group’s business.

Significant issue and explanation	Work undertaken by the Committee
Impairment for Mining Machines
The Group is required to perform impairment reviews of its capital assets on an annual basis to determine the appropriate value of those assets. The Group’s principal capital assets are its data centre in Canada and its fleet of mining machines. While property is a long life asset, mining machines have a finite useful life, and therefore it is imperative that the Group correctly accounts for the impairment based on the Group’s current expectations of the machines’ useful life.

The Committee has considered management’s assessments of the appropriate value of the Company’s mining machines at the reporting date. This included specifically considering and approving the predicted useful life remaining, the economics of the new hosting arrangements, the market value of the machines, and the relative profitability of the machines compared with other alternatives available in the market.

Impairment was also a significant issue for the Group’s auditors, who reported its findings to us.

Going concern basis for the financial statements and viability statement
The Committee reviewed and challenged management’s assessment of forecast cash flows, including applying appropriate sensitivities, and the potential impact of future uncertainties, the Group’s financial resources and potential sources of additional liquidity. The Committee was satisfied that the application of the going concern basis for the preparation of the financial statements remained appropriate.

External Audit

During the year, the Audit Committee assessed the independence and effectiveness of PKF Littlejohn LLP and considers that that they remain independent from the Group and provide an effective external audit of the Group. The Committee has therefore recommended that PKF Littlejohn LLP be proposed for reappointment at the upcoming Annual General Meeting.

PKF Littlejohn LLP has been the auditor of the Company since its inception in December 2017, and David Thompson, lead audit partner for the Group at PKF Littlejohn, has led the Group’s audit since 2020. While retendering and change of personnel is not currently required as a result of these requirements, the Group and PKF Littlejohn LLP will comply with the restrictions and limitations applicable to re-appointment of auditors and maximum terms of audit personnel, which require PKF Littlejohn LLP to rotate audit personnel engaged on the Group’s audit and impose a maximum engagement period for PKF Littlejohn LLP as the Company’s auditor.

Non-audit services

During the year, PKF Littlejohn LLP did not provide any non-audit services to the Group and therefore no issues regarding the objectivity or independence of PKF Littlejohn LLP arose from the provision of non-audit services.

Maria Perrella

Chair of the Audit Committee

8 May 2025

CORPORATE GOVERNANCE REPORT

The QCA 10 Principles of Corporate Governance

The board of directors of Argo Blockchain PLC recognises the importance of corporate governance and has decided to apply the Corporate Governance Code published by the Quoted Companies Alliance (the ”QCA Code”). A copy of the QCA Code is available at https://theqca.com/corporate-governance/. The QCA Code sets out a standard of best practice for small and midsize quoted companies. The QCA’s ten principles of corporate governance are set out below, along with a description of the Company’s approach to the relevant principle.

Principle 1: Establish a strategy and business model which promotes long-term value for shareholders

The Group is a UK based provider of cryptocurrency mining with its mining operations located in Canada and the US. The business endeavours to acquire efficient hardware to support its mining facilities with a focus on return on investment and prioritises the utilisation of renewable energy sources (wherever possible) at the most competitive prices.

Principle 2: Seek to understand and meet shareholder needs and expectations

The Group seeks to communicate with shareholders to ensure that its financial performance and strategy are clearly understood. This is achieved through regular updates by RNS to the London Stock Exchange, filings with the Security and Exchange Commission in the United States and meetings with various shareholders. The Group attends investor conferences in the UK and USA and ensures its website provides accurate information and is kept up to date.

Principle 3: Take into account wider stakeholder and social responsibilities and their implications for long term success

Our stakeholder groups include our employees in Canada, the United Kingdom, United States of America and our business partners. Employees are kept informed of the Company’s progress and development by way of recurring meetings and have access to the Board at all times. We aim to recruit and retain our staff by ensuring our pay and conditions are competitive in the marketplace and offer training and career development where appropriate. We seek to maintain a good business relationship with our business partners who are well- respected experts in their field.

Principle 4: Embed effective risk management, considering both opportunities and threats, throughout the organisation

The Group considers robust systems and controls will enhance the Group’s ability to manage and respond to challenges and opportunities. The Board is responsible for overall supervision of the Group’s operations while the Company’s CEO and CFO are responsible for the implementation of the systems and controls across the Group and recommending improvements and revisions to the Board for consideration. As part of its systems and controls, the Group has adopted clearly defined roles and responsibilities, with clear lines of reporting and supervision. Given the Group’s current stage of development, the Group considers the processes and procedures adopted provide the necessary framework for effective risk management throughout the organisation, while retaining flexibility and the opportunity to continue to develop in line with the Group’s future strategy.

Principle 5: Maintain the Board as a well-functioning, balanced team led by the chair

The Board is led by Matthew Shaw as the Company’s Chairman, supported by the senior management team and other non-executive directors. He is supported by Justin Nolan, the Company’s Chief Executive Officer, Jim MacCallum, the Company’s Chief Financial Officer, and the Company’s two other non-executive directors. Members of the Company’s senior management team are invited to Board meetings as necessary and appropriate. The Board considers that each director has the required level of expertise and experience in his or her field, and regular Board meetings are held to discuss all key matters and the Board functions well and is appropriately led.

Principle 6: Ensure that, between them, the directors have the necessary up-to-date experience, skills and capabilities

The Board is comprised of individuals with appropriate expertise and experience, each of whom brings a differing but complementary skillset to the Board. All the directors receive regular updates on the Group’s operational and financial performance and attend frequent Board meetings where key issues are discussed at length. The Board is responsible for the appointment, removal and re-election of directors and when such a decision is required it will take account of the Company’s need for a balance of market, operational and financial expertise. All directors have the ability to take independent professional advice at the Company’s expense where they consider it necessary to ensure they fulfil their duties in an appropriate manner.

Principle 7: Evaluate Board performance based on clear and relevant objectives, seeking continuous improvement

The Board is constantly reviewing the Group’s and its own performance based on internally set performance indicators and utilises those performance evaluations and indicators to identify areas of success and the potential for improvement.

Principle 8: Promote a corporate culture that is based on ethical values and behaviours

The Board, together with the Company’s senior management team is conscious to impart and maintain a forward- looking corporate culture throughout the Group, based on ethical values and respect for the contributions of the Company’s staff. The Board leads by example and sets high standards and expectations for the Company’s staff.

Principle 9: Maintain governance structures and processes that are fit for purpose and support good decision making by the Board

As a company with a Transition Listing, the Company is not required to comply with the provisions of the Corporate Governance Code published by the Financial Reporting Council. However, in the interests of observing best practice on corporate governance, the Company intends to comply with the provisions of the QCA Code insofar as is appropriate having regard to the size and nature of the Company and the size and composition of the Board.

The Company’s Transition Listing means that it is also not required to comply with those provisions of the Listing Rules which only apply to companies on the Premium List. The UK Listing Authority will not have the authority to (and will not) monitor the Company’s compliance with any of the Listing Rules which the Company has indicated that it intends to comply with on a voluntary basis, nor to impose sanctions in respect of any failure by the Company so to comply.

Principle 10: Communicate how the Company is governed and is performing by maintaining dialogue with shareholders and other relevant stakeholders

The Company is proactive in communicating with shareholders and other relevant stakeholders, on an annual basis by way of the Annual Report and the financial statements, and more regularly through the half year Interims, monthly operational updates and regulatory announcements. Outside of formal communications, the Company engages with shareholders and interested parties through Q&A sessions and other informal updates. The Company maintains a comprehensive website, which is available at https://argoblockchain.com.

QCA Corporate Governance Code 2023

The Company currently reports against the QCA Corporate Governance Code 2018. The Company notes the publication of the revised and updated QCA Corporate Governance Code 2023 which will have effect for accounting periods commencing on or after 1 April 2024. The first accounting period for which it will therefore apply to the Company will be the financial year ended 31 December 2025, however the Company will consider if there is an opportunity to adopt any of the developments of the QCA Code for the financial year ended 31 December 2024, ahead of the actual implementation date.

TASK FORCE ON CLIMATE-RELATED FINANCIAL DISCLOSURE (TCFD) REPORT

Argo recognizes the adverse effects caused by climate change and is committed to assessing and managing both the impact of climate change on our operations and our impact on the planet. Investors, employees, regulators, members of the community in which we operate and other stakeholders want to understand how we are planning for and adapting to climate change. The Task Force on Climate-related Disclosures (TCFD) provides a framework that enables companies to communicate climate-related financial risks to this audience.

At Argo, our stakeholders have high expectations of how we operate as a business. Since the Company’s inception, Argo has been committed to sustainability which includes the objectives of minimizing our waste and carbon footprint as well as creating disclosures on an annual basis that align with our stakeholders’ expectations. In compliance with Listing Rule 14.3.27(2)R, our climate-related financial disclosures are set out below. These are a mixture of fully and partially compliant with the TCFD Recommendations and Recommended Disclosures. We have structured the report so that it follows the 4 TCFD pillars with the 11 recommended disclosures set out in Figure 4 of Section C of the TCFD Annex entitled “Guidance for All Sectors”. When drafting this report, we also reviewed whether any of the sector-specific Supplemental guidance within Section E of the TCFD Annex entitled “Supplemental Guidance for Non-financial Groups” was relevant; however it was deemed that Argo could not be categorised within one of the sectors provided within these supplements. The Company has decided not to gain assurance for the content of this report nor the GHG emissions or other KPIs included within.

The Company consists of a small team and hence is still developing the resources in order to be fully compliant with all the TCFD’s Recommendations and Recommended Disclosures. We recognize the gaps that we must cover in order to achieve full compliance with the TCFD’s Recommendations and Recommended Disclosures. In the future, we intend to evaluate our practices and consider opportunities to enhance our disclosures on an ongoing basis consistent with our objective to incorporate and expand our best practice reporting. We intend to build on what we have completed and ensure the Company is implementing the necessary strategies, structures, resources, and tools to manage the risks and opportunities posed by climate change. We will also consider the work being conducted by the Transition Plan Taskforce so that we are aligning our climate-related reporting with best practices, which goes beyond our regulatory obligations.

In accordance with LSE Listing Rule 14.3.27(2)R, the table below sets out whether Argo has made disclosures fully or partially consistent with the TCFD recommended disclosures:

TCFD Pillar	TCFD Recommended Disclosures	Compliance Status	Disclosure Location (page)
Governance	Board’s oversight of climate-related risks and opportunities	Partial	52
	Management’s role in assessing and managing climate-related risks and opportunities	Partial
Strategy	Climate-related risks and opportunities the organization has identified over the short, medium and long term	Full	39
	Impact of climate-related risks and opportunities on the business, strategy, and financial planning	Partial	58
	Resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario	Full	60
Risk Management	Organization’s processes for identifying and assessing climate- related risks	Partial	62
	Organization’s processes for managing climate-related risks	Partial	64
	Processes for identifying, assessing, and managing climate- related risks are integrated into the organization’s overall risk management	Partial	64
Metrics and targets	Metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process	Partial	64
	Scope 1, Scope 2 and, if appropriate, Scope 3 greenhouse gas (GHG) emissions and the related risks	Partial	64
	Targets used by the organization to manage climate-related risks and opportunities and performance against targets	Partial	64

Governance
Recommended disclosure: a. Describe the Board’s oversight of climate-related risks and opportunities

The board of directors monitors the Company’s overall sustainability performance against its stated ambition and targets. It therefore has oversight responsibility for Argo’s climate strategy and performance, whereas the CEO has ultimate responsibility for setting Argo’s ESG strategy and performance objectives as well as oversight of its implementation and execution.

The Board is informed about the Company’s climate-related progress through Board meetings and annual reports from the ESG Committee. It is the CEO who reports to the Board on ESG and climate-related issues on an annual basis or as required.

The Board uses climate-related issues to guide them when:

●
Finalising annual budgets (purchase of Renewable Electricity Credits (RECs), Verifiable Emissions Reductions (VERs) as well as the costs associated with efficiency gains, data collection and calculation).

●
Monitoring Implementation and Performance (with regards to the metrics outlined on page 48)

●
Overseeing major capital expenditures (ensuring our facilities are located on low carbon emission grids and built to be as efficient as possible)

Recommended disclosure: b. Describe management’s role in assessing and managing climate-related risks and opportunities

The CEO is responsible for achieving Argo’s strategy and ESG objectives, whereas day-to-day responsibility for such tasks is delegated to the ESG Committee, which is a working group of employees and not a board- level committee. The ESG Committee is chaired by the CEO and includes the Chief Strategy Officer and the VP of Mining. The ESG Committee has climate-related expertise and is supported by external climate experts on a regular basis providing the Company with both data proficiency and strategic advisory. The committee is responsible for the management and implementation of ESG initiatives and directives. To do this, the committee meets annually to (i) assess climate-related issues, (ii) develop and discuss the status of ongoing climate-related initiatives and (iii) monitor and track progress against certain KPIs.

One of the major challenges that the Bitcoin mining industry faces is its reputation regarding energy consumption and GHG emissions. Hence, over the past year the ESG Committee has taken a stakeholder focus and created initiatives focused on supporting, and in some cases educating, certain stakeholder groups to ensure that the Company’s climate change strategy is in line with their expectations. We identify key stakeholders according to Argo’s impact on their interests as well as their ability to influence our strategy and objectives.

Strategy
Recommended disclosure: a. Describe the climate-related risks and opportunities the organization has identified over the short, medium, and long term.

We recognise that climate-related risks and opportunities present a potential material impact to our business and are committed to taking the necessary steps recommended by the TCFD to assess the severity of the business risks and the value of the opportunities on our business.

The tables below generally describe the climate-related risks that are considered by the Company. This list may grow as we further evaluate these risks and the associated business impacts:

Climate-related Risks

Transition Risks
Climate Risk Drivers	Summary Description and Business Impact	Mitigation and Adaptation	Main Affected Time Horizon
Policy & Legal Increased costs for energy from carbon pricing
Federal authorities may pursue and implement legislation and regulation that seeks to limit the amount of carbon dioxide produced from electric generation, which would affect the availability and price of electricity sourced from power grids that are dependent upon fossil fuel- fired sources of power generation. Where we purchase electricity from the grid, this could impact us in a potentially material adverse manner. The bankruptcy or insolvency of any power generator or wholesale market supplier from whom we expect to obtain supply for our mining operations could also result in a curtailment or loss of supply, which would have a material adverse effect on our ability to continue mining operations.

We are focused on deploying our mining machines at locations with access to low-cost and reliable renewable power sources, as successfully doing so should enable us to reduce our power costs. Our Quebec facilities are primarily powered using renewable hydroelectric power, and our operations in Texas were in the Texas Panhandle, where more than 85% of the installed electricity generation capacity comes from renewable sources. We will continue to work with power grids and electric generators who have an abundance of remote renewable electricity because this aligns with the Company sustainability principles and climate strategy. As an additional benefit, the use of lower- emission sources reduces our risk exposure to the potential introduction of carbon pricing and associated reduced availability of fossil fuel-fired electric generation.

Medium to Long term
Market Increased Costs of ASIC mining machines
There are risks related to the potential disruption of our global supply chain by climate-related issues for cryptocurrency mining hardware, and difficulty in obtaining new mining machines that may have a negative effect on our business.

While we have typically purchased our mining machines from Bitmain, and we have diversified our access to mining machines by establishing a relationship with ePIC Blockchain Technologies (“ePIC”). We purchased ePIC’s BlockMiner mining machine that utilized Intel’s Blockscale ASIC chip. We will continue to assess our supply chain management and opportunities to reduce our risk exposure to any disruption to our key suppliers.

Medium to Long term

Reputational Damage
Increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by Argo or other companies in our industry could harm our reputation. This could therefore have a material adverse effect on our financial position, results of operations and cash flows.

Argo’s stakeholders and society in general are becoming increasingly climate conscious. Argo recognizes this – we have always been, and always will be, committed to promoting sustainability. We routinely emphasize our commitment to sustainability through our ongoing PR and communications efforts. Additionally, we are involved in several initiatives that focus on educating these stakeholders on the positive impact that Bitcoin mining operations can have for the energy transition, including the incentivization of renewable energy development and stabilization of power grids via demand response.

Short to Long term

Physical Risks
Climate Risk Drivers	Summary Description and Business Impact	Mitigation and Adaptation	Main Affected Time Horizon
Acute Disruptions to our facilities and operations
Extreme weather events have the potential to disrupt or damage Argo’s operations. Flooding, heatwaves, wildfires, droughts, and rising sea levels could all impact the business. Insufficiently prepared facilities could be unable to deal with more frequent and intense occurrences of such events.

Due to the nature of our operations and facility ownership structure, Argo is in a position to be able to locate its operations in areas that are of relatively lower risk or relocate mining machines if there are ongoing operational disruptions related to acute weather disruptions. We will explore assessing the risk exposure of our current sites and develop location-specific Business Continuity Plans (BCP).

Medium to Long term
Chronic
An increasing number of volatile weather conditions, particularly extremes of temperature or extended periods of abnormal weather conditions could impact the price of energy. Due to Argo’s electricity demand from the grid, it could be that Bitcoin mining companies are requested to shut down leading to a material adverse effect on the Company’s revenue.

Variability in weather conditions have already impacted Argo’s operations. In Quebec, Argo curtails its operations in the winter months to help stabilize the power grid. In Texas, Argo voluntarily curtailed operations when electricity prices were high, which often occurs during extreme weather events. While our property strategy takes climate- related issues into account, we will seek to explore incorporating these weather- related risks into our potential site location decisions.

Short to Long term

Climate-related Opportunities

Transition Opportunities
Climate Risk Drivers	Summary Description and Business Impact	Mitigation and Adaptation	Main Affected Time Horizon
Resource Efficiency
Enhancing our Bitcoin mining operational efficiency presents an opportunity to reduce operating costs and bolster our reputation. We compete against our peers on the efficiency of our operations and hence improving it is a cornerstone to our strategy.

Our mining hardware primarily consists of Bitmain Antminer S19, S19J Pro, and ePIC BlockMiners, featuring application- specific integrated circuits (“ASICs”) for cryptocurrency mining. These machines offer superior speed and efficiency in cryptocurrency mining compared to general computing hardware. In addition, our operations in Texas utilized immersion cooling technology, which improves efficiency, extends the lifespan of the mining machines, and reduces costs. Due to the infancy of these machines, moving forward Argo will continue to explore the large opportunities for improvement with regards to efficiency.

Short to Long term
Energy Source Renewable energy procurement and deployment
Bitcoin miners may have the potential to enhance the shift toward decentralized energy generation by co-locating near renewable energy producers and acting as a sink for excess energy production. Serving as a sink or flexible load is valuable as it provides a market mechanism for use of excess electricity, allowing generators to increase intermittent renewable energy generation into the grid without fear that it won’t be used and uncompensated for. This may reduce operating costs and increase revenue, capital availability, and reputation.
Bitcoin mining’s unique ability to serve as a buyer of last resort for excess energy encourages further investment in renewable projects. This, in conjunction with demand response, enhances grid resilience.

Bitcoin mining can play a valuable role in the transition to a low carbon economy. Bitcoin mining has the capability to balance the grid and hence provide value to power producers who deploy renewable energy generation. In the short- term, Texas provided the greatest opportunity for this as the grid operator, ERCOT, has worked with Bitcoin miners to assist with increased integration of renewable energy into the grid.

Bitcoin mining therefore indirectly supports the deployment of additional renewable electricity and in the long-term could be deployed in other regions. We will continue to explore opportunities to foster strategic relationships with independent power producers.

Short to Long term
New Products and Services	Argo’s stakeholders and society in general are increasingly climate conscious. This has led to the development of market- based tools to incentivize sustainable production of Bitcoin.
Argo has actively explored and pursued various opportunities to promote the sustainable production of Bitcoin. In 2021, we announced the creation of the world’s first Bitcoin mining pool powered by clean power,
Terra Pool.

Short to Long term
Markets Ability to form new and strategic partnerships
As the world is transitioning its energy system there will be pressure on companies to reduce their GHG emissions and by-products that impact the environment negatively. In order to deal with these impacts, companies will need to collaborate with each other to find solutions and reduce the risk of regulatory action and reputational damage.

Argo has a significant opportunity to enable the transition to a net zero economy through the use of its Bitcoin mining operations. Below are three examples of potential strategic partnerships that the Company is exploring:

● Independent Power Producers
● Oil & gas producers
● Local municipalities

Please see below for an expansion of how Argo can foster these relationships.

Short to Long Term

Recommended disclosure: b. Describe the impact of climate-related risks and opportunities on the organization’s businesses, strategy, and financial planning.

  In 2020 we defined our climate-related goals and ambitions with specific targets identified to guide our activities, and we set our objective of being a climate positive company. Our strategy to be a climate positive company is based on 6 steps:

1.
Minimising emissions at the outset – intentionally locating our own operations on grids with low emissions as well as investing in energy saving and efficiency measures at our own facilities.

2.
Scope 1 emissions – No scope 1 emissions as we have no power generation or generator use at our own facilities.

3.
Scope 2 emissions – Minimise scope 2 emissions through the use of low-emission grids. For any residual scope 2 emissions, RECs may be purchased at owned (Argo) or hosted facilities for emissions created by electricity use.

4.
Scope 3 emissions – VERs may be purchased for emissions resulting from all Argo activities in its value chain.

5.
Additional VERs – Additional VERs may be purchased to become climate positive.

6.
Third-party verification – Argo assessment validated by an accredited third-party verification consultant.

In alignment with these targets, we are focused on addressing the risks and opportunities identified above by integrating climate considerations in our:

●
Strategic Partnerships

Argo continually seeks potential opportunities and looks for new ways for our Bitcoin mining operations to provide value to other corporations, utility companies, and government agencies. Below is a non-exhaustive list of some examples of ideas that we are in the process of evaluating:

› Electricity generators or independent power producers – We are evaluating opportunities to co-locate our mining operations with renewable energy producers in order to gain access to “behind the meter” electricity. This type of relationship with a power generator can be symbiotic because we can gain access to low-cost electricity directly from the producer and the power producer will have a buyer of last resort for its electricity regardless of the export capacity or market price obtainable through the power grid.

› Local municipalities – Exploring partnerships with local municipalities to use waste heat from our facilities and provide this heat to the municipality or nearby facilities such as greenhouses that can make use of the heat. This creates a savings for the greenhouse as they can reduce the heat they need. In addition to creating an economic opportunity for both parties, this also saves energy and reduces our collective environmental impact.

› Oil & gas Producers – There is potential for partnerships with oil & gas companies who produce natural gas as an unwanted by-product of their oil production. Currently, oil & gas producers typically dispose of the unwanted natural gas via venting or flaring, which releases methane into the atmosphere. On a 100- year timescale, methane has 28 times greater global warming potential than carbon dioxide and is 84 times more potent on a 20-year timescale. Instead of venting or flaring the waste gas, it can be combusted in a generator to provide electricity for Bitcoin mining operations. Combusting the natural gas reduces methane emissions by up to 99% when compared to venting or flaring. This therefore provides an opportunity for both parties since a Bitcoin miner can provide an economic incentive to reduce the methane emissions of oil & gas producers whilst the Bitcoin miner gains access to low-cost energy for its Bitcoin mining machines.

●
Energy/Resource Efficiency

Additionally, we have worked on becoming more efficient with the energy we use through purchasing more energy- efficient technologies. These initiatives have included:

➢
Having our fleet hosted at the Helios site through year end 2024 in the West Load Zone of Texas, where more than 85% of the installed generation capacity is renewable.

➢
Constructing the Helios facility so that it uses high-efficiency immersion cooling technology.

➢
Purchasing Bitcoin mining machines which can be optimised to run on various efficiency settings, therefore enabling the Group to increase efficiency depending on market conditions.

These initiatives ensure that we keep pace with the transition to a net-zero economy by proactively complying with evolving regulation, providing energy efficient technology and maintaining a strong reputation amongst our stakeholders.

●
Stakeholder engagement

We have taken a proactive approach to developing a more efficient and cleaner industry through the promotion of transparency, sharing of best practice and education to the public about the benefits of Bitcoin and Bitcoin mining. Argo is a founding member of the Bitcoin Mining Council, which educates the public on the increasing amount of renewable energy used for Bitcoin mining. It also seeks to improve reporting and increase the amount of data available on the use of renewable energy within the sector. Argo also seeks to engage with regulators and policymakers at the state and federal level to educate them on the benefits of Bitcoin mining. Argo is a member of the Digital Power Network, which is a coalition spearheading policy advocacy for digital asset mining in Washington, DC and crafting the future of energy policy.

●
Site location

Our property strategy includes criteria that considers the availability of renewable electricity and the sites’ exposure to the physical risks of climate change.

Recommended disclosure: c. Describe the resilience of the organization’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.

In 2022, we conducted a climate-related scenario analysis with the aid of a third-party consultant to further validate our climate strategy. We also carried out a scenario-based climate change risk assessment exercise to determine potential implications of climate risks on our business and strengthen the resilience of our strategy moving forward. Given that the Group’ business and overall risk profile of the sector in which it operates has not changed materially in 2023, we consider such scenarios remain relevant and therefore have not updated our scenario analysis from 2022.

In building our scenarios, we used the Intergovernmental Panel on Climate Change (IPCC) warming scenarios, which provides pathways for assessing the physical impacts of climate change from varying degrees of GHG emissions in the atmosphere. Since many of the publicly-available climate-related scenarios that exist focus on transitions in heavy- emitting sectors (e.g. utilities, heavy industry), the majority of the assumptions in these existing scenarios do not directly impact Argo. As such, we drafted three qualitative transition scenarios, drawing from existing scenarios and trends, and combined them with three warming scenarios:

Assumptions:

Business-as-usual

RPC 8.5 - Extremely high emissions scenario with global mean temperature expected to rise by 3.7°C (2.6- 4.9°C) by end of the century. The scenario assumes high dependence on fossil fuels and no policy-driven mitigation.

Qualitative assumptions – Limited regulation and impact of climate risks and emissions performance on the Company’s reputation. There is uneven pressure regarding climate action and emission reduction targets, with limited investment in renewable electricity. Insurance becomes increasingly expensive and demand for RECs begins to outstrip supply resulting in much higher prices to purchase these RECs. Investors in crypto have limited interest in acquiring currencies that have been produced with fewer emissions.

Delayed transition

RPC 6.0 – High emissions scenario with global mean temperature expected to rise by 2.2 °C (1.4-3.1°C) by end of the century, which assumes emissions peak around 2080 and then decline.

Qualitative assumptions – There is uneven regulatory action from state to state in the US and globally, with some setting stringent climate expectations and others not incorporating ESG into regulatory standards. This means that some regions decarbonize quicker and employ renewable electricity whilst others fail to do so. Prices of RECs vary by region.

Net-zero

RPC 2.6 – A stringent pathway with a large regulatory push and the development of new technologies enable the likelihood of keeping global temperature rises below 2°C by 2100.

Qualitative assumptions – Strong local, state, and national-level regulation and action on building performance standards and energy benchmarking, which includes high penalties for non-compliance. Potential high investment costs to bring manufacturing locations in line with state, local, and national laws. Strong impact of emissions performance on company reputation and market value, which is seen worldwide in nearly all geographies and across investors, potential employees, and society. Nearly 100% of electricity generation globally is from renewable electricity sources and societies have adapted to become more electrified.

Business Impacts

Below is a table that summarizes the results of the scenario analysis in which we identified how each scenario may impact Argo’s business and operations:

	RCP 8.5 / Business-as-usual	RCP 6.0 / Delayed Transition	RCP 2.6 / Net-zero
Physical climate risks
Increased chances of property damage due to floods and increased wildfires
Increased energy usage as a result of increased cooling required at our facilities due to increase in ambient temperature.
Increased risk of heatwaves and droughts affecting energy prices and supply chain.

Impacts of flooding and droughts on the semiconductor industry, already being observed within supply chain.
Transition Climate risks
The Company has very low potential exposure to carbon pricing and the associated policy/legal risks. However, Argo will see an increase in insurance premiums, the price of RECs and disruptions to its supply chain due to the reduced supply in raw materials.

Heightened legal and regulatory risks due to uneven application. This makes it more difficult for Argo to operate in certain regions as legal and regulatory action is highly uncertain. Argo’s climate strategy sees a higher cost due to the price of RECs but there is a low exposure to carbon pricing. There is limited reputational damage.

The Bitcoin mining industry’s reputation is increasingly scrutinized and Argo as a result has a higher risk exposure to reputational damage as well as policy/legal risks. There is a relatively larger risk exposure to indirect carbon pricing with the price of fossil- fuel based electricity increasing in the short- term.

Transition opportunities	Opportunities for strategic partnerships are limited due to a lack of investment in renewables and the lack of appetite to reduce flare / methane gas emissions.	There are certain geographies where Argo can locate its operations where the Company can make use of strategic partnership opportunities.
There is a large demand for technologies that enable demand response initiatives to help balance the supply and demand of electricity on the grid, which boosts Argo’s ability to develop strategic partnerships. Argo is presented with opportunities to benefit from renewable electricity deployment and the requirements to decrease flare / methane gas emissions.

Company Resilience to Climate Risk

In all scenarios there is a focus on energy efficiency because this is a key variable on which Argo competes with its peers.

The Company has set a climate strategy that approaches the risks and opportunities associated with each scenario, however, the greatest opportunities are presented from the Net Zero scenario where Argo Blockchain is positioned to help enable the energy transition with the increased deployment of renewable electricity and demand response.

We are therefore currently trying to manage these risks so that we are well-prepared across these different types of scenarios and will try to incorporate these insights into our climate strategy moving forward. However, this is only our first climate-related scenario analysis, and we will work over the future to expand this analysis and to quantify the financial impacts of these different scenarios and to reflect developments in climate science and methodology.

Although these are the risks and opportunities that currently face the Company, we will continue to identify new and emerging climate-related risks that could impact the Company.

Risk Management

Recommended disclosure: a. Describe the organization’s processes for identifying and assessing climate- related risks.

Argo identifies and assesses risks associated with climate change across all transition risks (policy and legal, technology, market changes and reputation) and physical risks (both acute and chronic). Processes that help identify climate-related risks and opportunities include:

●
Monitoring changes in the external policy environment, including existing and emerging legislation, and national and international government announcements.

●
Observing market developments, such as advances in technology that may reduce our operating costs, or changes in perception about the industry’s impact on the environment.

●
Internal and external judgement using resources such as regulatory guidance, industry reports and peer comparisons.

We use these and other processes to identify risks relating to climate change, and to determine their significance.

The Company has yet to formalize a process in which climate-related risks are assessed in terms of their significance relative to other principal risks and assessing the potential size and scope of the risk.

Recommended disclosure: b. Describe the organization’s processes for managing climate-related risks.

Risk management is undertaken by the board of directors. The Board recognizes climate change as a financial risk and has delegated responsibility to the management team to monitor and report climate-related risks as well as lead the response across the organization. The management team will also track as to where any new climate-related risks may arise and report these risks to the Board.

Recommended disclosure: c. Describe how processes for identifying, assessing, and managing climate- related risks are integrated into the organization’s overall risk management.

The Board has assigned climate change as a Principal Risk because it is aware that Bitcoin mining is power intensive and has an environmental impact as a consequence. Climate change is integrated into the Company’s overall risk management programme, which seeks to minimise potential adverse effects on the Company’s financial performance.

In addition, due to the nature of the climate-related risks to our business and strategy, many elements are already captured within other Principal Risks, such as Electricity Supply and Price, and Technology and Supply risks. This approach enables us to capture a more holistic picture of the climate-related risks.

Metrics and Targets

Recommended disclosure: a. Disclose the metrics used by the organization to assess climate related risks and opportunities in line with its strategy and risk management process.

In addition to measuring and disclosing our absolute scope 1, 2 and 3 emissions, we internally track and monitor climate-related metrics and KPIs to further help us manage climate-related risks and opportunities:

●
Electricity consumption (kWh)

●
Renewable Energy consumption (kWh)

●
Hashrate (EH)

●
Mining Efficiency (EH/GW)

●
Emissions intensity (kgCO2e/$1 revenue)

The Company has not yet set an internal or external carbon price as we have minimal exposure, nor have we incorporated climate-related metrics into the Company’s remuneration policy.

Recommended disclosure: b. Disclose Scope 1, Scope 2 and, if appropriate, Scope 3 greenhouse gas (GHG) emissions and the related risks

A full view of our greenhouse gas emissions data for the last three years is summarized below. The Group's emissions primarily result from the electricity used to power our ASIC mining machines in North America. Since 2020, we have focused on reducing our operational emissions by investing in energy efficiency measures and locating operations in regions with relatively lower-carbon electricity supply.

For the period 2022 to 2024:

●
Scope 2 emissions ranged from approximately 150,000 to 200,000 MTCO2e per year.
●
Scope 3 emissions ranged from approximately 40,000 to 50,000 MTCO2e per year.

As the Group does not have mining operations in the UK, its UK-based emissions remain minimal.

The GHG data boundary includes our operations in the US and Canada. The GHG emissions have been calculated using the GHG Protocol Corporate Accounting and Reporting Standard of the Greenhouse Gas Protocol. The data presented above uses a market-based approach which accounts for >99% of the GHG emissions and energy consumption in respect of activities where we are the operator.

A GHG verification assessment was undertaken using recognized assessment tools and approaches (i.e., The GHG Protocol Corporate Accounting and Reporting Standard with reporting, information, and data collected and provided by Argo) and complies with the requirements and general guidance for companies compiling and reporting on corporate-level GHG emissions inventory.

Scope 1 emissions are not reported due to no power generation or generator use at our own facilities. Our Greenhouse Gas reporting period is from January 1st to December 31st for 2022, 2023, and 2024.

Recommended disclosure: c. Describe the targets used by the organization to manage climate-related risks and opportunities and performance against targets.

In 2020, Argo set the objective of being a climate positive company and in 2021 Argo reached this goal, releasing a full climate strategy and becoming the first Bitcoin mining company to announce climate positive status through its use of renewable energy to power mining operations, and by offsetting more scope 2 and 3 greenhouse gas emissions than we emitted in 2020 and 2021. Going forward, we aspire to procure electricity for our operations from primarily renewable sources.

DIRECTORS’ RESPONSIBILITIES STATEMENT

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations. Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have prepared the Group and parent company financial statements in accordance with UK-adopted international accounting standards. Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and Company and of the profit and loss of the Group for that period.

In preparing these financial statements, the directors are required to:

●
Select suitable accounting policies and then apply them consistently;

●
Make judgements and accounting estimates that are reasonable and prudent;

●
State whether applicable UK-adopted international accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

●
Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and Company will continue in business.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group’s and Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Group and Company and enable them to ensure that the financial statements and the Directors’ Remuneration Report comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Group and Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are also responsible for ensuring that the Annual Report and financial statements taken as a whole, is fair, balanced and understandable and provides the information necessary for the shareholders to assess the Group’s and Company’s position and performance, business model and strategy.

Website publication

The directors are responsible for ensuring the Annual Report and the financial statements are made available on a website. Financial statements are published on the Company’s website in accordance with legislation in the United Kingdom governing the preparation and dissemination of financial statements, which may vary from legislation in other jurisdictions. The maintenance and integrity of the Group and Company’s website is the responsibility of the directors. The directors’ responsibility also extends to the on-going integrity of the financial statements contained therein.

Directors’ responsibilities pursuant to DTR4 (Disclosure and Transparency Rules)

The directors confirm to the best of their knowledge:

●
The Group and Company financial statements have been prepared in accordance with UK-adopted international financial reporting standards and give a true and fair view of the assets, liabilities, financial position and profit or and give a true and fair view of the assets, liabilities, financial position and profit and loss of the Group and Company; and

●
The Annual Report includes a fair review of the development and performance of the business and financial position of the Group and Company together with a description of the principal risks and uncertainties that it faces.

On behalf of the Board:

Matthew Shaw Chairman

8 May 2025

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF ARGO BLOCKCHAIN PLC

Opinion

We have audited the financial statements of Argo Blockchain plc (the ‘parent company’) and its subsidiaries (the “group) for the year ended 31 December 2024 which comprise the Group Statement of Comprehensive Income, the Group and Parent Company Statements of Financial Position, the Group and Company Statements of Changes in Equity, the Group and Company Statements of Cash Flows and notes to the financial statements, including significant accounting policies. The financial reporting framework that has been applied in their preparation is applicable law and UK-adopted international accounting standards and as regards the parent company financial statements, applied in accordance with the provisions of the Companies Act 2006.

In our opinion, the financial statements:

●
give a true and fair view of the state of the group’s and company’s affairs as at 31 December 2024 and of the group’s loss for the year then ended;

●
the group financial statements have been properly prepared in accordance with UK-adopted international accounting standards;

●
the parent company financial statements have been properly prepared in accordance with UK-adopted international accounting standards and as applied in accordance with the provisions of the Companies Act 2006; and

●
the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial statements section of our report. We are independent of the company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC’s Ethical Standard as applied to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty related to going concern

We draw attention to note 3 in the financial statements, which states that the group is required to raise additional funds during H2 2025 in order to remain a going concern and meet liabilities as they fall due, including interest payments on the unsecured bond (maturity date of November 2026). This is forecast to be achieved through a combination of further sales of refurbished unhosted mining machines, equity raises and the sale of the Baie Comeau property in Canada. In addition, the group is exposed to Bitcoin prices, power costs and hashprice which have shown significant volatility over recent years. As stated in note 3, these events or conditions, along with the other matters as set forth in note 3, indicate that a material uncertainty exists that may cast significant doubt on the group’s and company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

In auditing the financial statements, we have concluded that the director’s use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the directors’ assessment of the group’s and parent company’s ability to continue to adopt the going concern basis of accounting included a review of management’s cash flow forecasts to 31 May 2026, along with an assessment of downside scenarios and the ability to raise additional funds when required. We have reviewed all key inputs into the cash flow forecasts, with particular emphasis on those areas of judgement and estimation uncertainty such as the hashprice, power costs and hashpower, and ensured they are appropriate and no evidence of management bias exists.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

Our application of materiality

For the purposes of determining whether the financial statements are free from material misstatement, we define materiality as the magnitude of misstatement that makes it probable that the economic decisions of a reasonably knowledgeable person, relying on the financial statements, would be changed or influenced. We also determine a level of performance materiality which we use to assess the extent of testing needed to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds materiality for the financial statements as a whole.

The group materiality for the financial statements as a whole was set at US$755,000 (2023: $759,000). This was calculated based on an average of 1% of total revenue for the year and 2.5% of the loss before tax (2023: average of 1% of total revenue for the year and 2.5% of the loss before tax). The benchmark was chosen as a result of the key focus and key performance indicators of the business in recent years being the assessment of not just revenue, but reducing trading losses in light of difficult trading periods of low hashprice, high power costs and the ability of the entity to repay its debt obligations.

The parent company materiality for the financial statements as a whole was set at US$190,000 (2023: $318,500). This was calculated based on 2% of total expenditure, which was same benchmark used in the prior year. We have determined this to be the principal benchmark of the parent company, as revenue is generated solely through its subsidiaries. A key management target is to minimise parent company expenditure, in order to maximise the utilisation of funds within the trading subsidiaries. Materiality for the subsidiaries has been calculated based on their financial significance to the group, capped at group performance materiality.

These significant components of the group, were audited to a level of materiality ranging from US$225,000 to US$405,000 (2023: $89,000 to US$505,000).

Performance materiality for the group financial statements was set at US$450,000 (2023: $455,000) and the parent company was set at US$110,000 (2023: $191,100), being 60% of materiality for the financial statements as a whole. The performance materiality for the group and all components is based on our assessment of the relevant risk factors e.g. previous experience of misstatements, management’s attitude towards proposed adjustments, and the level of estimation inherent within the group and the subsidiaries including the parent company.

We agreed to report to those charged with governance all corrected and uncorrected misstatements we identified through our audit with a value in excess of US$37,500 (2023: $37,000) for the group and for the parent company a value in excess of US$9,500 (2023: $15,925). We also agreed to report any other audit misstatements below that threshold that we believe warranted reporting on qualitative grounds

Our approach to the audit

The scope of our audit was influenced by our application of materiality. The quantitative and qualitative thresholds for materiality determine the scope of our audit and the nature, timing and extent of our audit procedures. In particular, we looked at areas involving significant accounting estimates and judgement by the Directors, and those areas assessed to be Key Audit Matters as presented below. We also addressed the risk of management override of internal controls, including among other matters consideration of whether there was evidence of bias that represented a risk of material misstatement due to fraud.

We assessed all components of the group for their significance in order to determine the extent of the work to be performed on them in order to obtain sufficient and appropriate audit evidence on which to base the group audit opinion. Those entities of the group which were considered to be significant components, being Argo Blockchain plc, Argo Innovation Labs Inc and Argo Operating US LLC, were subject to full scope audit procedures by PKF Littlejohn LLP. Procedures were performed to address the assessed risks of material misstatement.

We did not rely on the work of any component auditors.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) we identified, including those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. In addition to the matter described in the Material uncertainty related to going concern section we have determined the matters described below to be the key audit matters to be communicated in our report.

Key Audit Matter	How our scope addressed this matter
Carrying value of mining machines (Note 18)
The group holds a significant volume and value of mining machines at the year end, comprising of hosted machines at Baie Comeau, Canada and unhosted machines following exit from the Helios facility in Texas, US.
The key assumptions underlying the value in use calculations, together with fair value less costs to sell, requires significant judgement and estimation by management.
Although the bitcoin price has recovered during the current year, there are numerous factors which indicate a potential impairment under IAS 36. These factors include, but are not limited to:
● Bitcoin halving event during 2024.
● Movement of machines from a high-performance liquid cooled facility to an air-cooled facility leading to potential mining inefficiencies, the need to refurbish machines and the identification of new hosting facilities.
● Volatility in the cryptocurrency market giving rise to an adverse change in hash price.
● Technological advancements and substantial investment by competitors giving rise to an adverse change in hash price.
The impairment assessment has been assessed as a key audit matter in the current year.

In responding to the identified key audit matter we completed the following audit procedures:
● Reviewing management’s value in use and fair value less costs to sell calculations, challenging the assumptions made thereto including obtaining both corroborative and contradictory evidence;
● Evaluating the allocation of mining machines to the most appropriate CGU, together with other corporate assets where applicable, and performing the impairment assessment at the separate CGU levels;
● Checking the mathematical accuracy of the value in use calculations;
● Obtaining evidence of current selling prices of new and used machines in order to assess their expected recoverable value;
● Performing sensitivity analysis on the key inputs in the value in use calculations prepared, and assess the accuracy of previous forecasts to actual results;
● Performing virtual physical verification checks of the owned, hosted mining machines and obtaining third party confirmation of unhosted mining machines subject to refit;
● Assessing the useful life of the machines;
● Performing a stress test of the value in use calculation to a point where an impairment would be required, and assessing the likelihood of such an outcome; and
● Reviewing the disclosures in the financial statements and ensure they comply with the requirements of IAS 36.

Key observations:
An impairment charge of $31.5 million was recognised in profit or loss during the year. We are satisfied that management’s impairment assessment and conclusions are reasonable.

Other information

The other information comprises the information included in the annual report, other than the financial statements and our auditor’s report thereon. The directors are responsible for the other information contained within the annual report. Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon. Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit, or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Opinions on other matters prescribed by the Companies Act 2006

In our opinion the part of the directors’ remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

In our opinion, based on the work undertaken in the course of the audit:

●
the information given in the strategic report and the directors’ report for the financial year for which the financial statements are prepared is consistent with the financial statements; and

●
the strategic report and the directors’ report have been prepared in accordance with applicable legal requirements.

Matters on which we are required to report by exception

In the light of the knowledge and understanding of the company and its environment obtained in the course of the audit, we have not identified material misstatements in the strategic report or the directors’ report.

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:

●
adequate accounting records have not been kept, or returns adequate for our audit have not been received from branches not visited by us; or

●
the financial statements and the part of the directors’ remuneration report to be audited are not in agreement with the accounting records and returns; or

●
certain disclosures of directors’ remuneration specified by law are not made; or

●
we have not received all the information and explanations we require for our audit.

Responsibilities of directors

As explained more fully in the directors’ responsibilities statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below:

●
We obtained an understanding of the group and parent company and the sector in which they operate to identify laws and regulations that could reasonably be expected to have a direct effect on the financial statements. We obtained our understanding in this regard through discussions with management, industry research and application of cumulative audit knowledge and experience of the sector.

●
We determined the principal laws and regulations relevant to the group and parent company in this regard to be those arising from:

o
Companies Act 2006

o
Canada Business Corporations Act

o
Securities Law

o
Anti Money Laundering Legislation

o
Disclosure Rules and Transparency rules for listed entities

o
SEC regulations

o
Local tax laws and regulations

●
We designed our audit procedures to ensure the audit team considered whether there were any indications of non-compliance by the group and parent company with those laws and regulations. These procedures included, but were not limited to:

o
A review of the Board minutes throughout the year and post year-end

o
A review of the RNS announcements

o
A review of general ledger transactions

o
Discussion with management and internal legal counsel

●
We also identified the risks of material misstatement of the financial statements due to fraud. We considered, in addition to the non-rebuttable presumption of a risk of fraud arising from management override of controls, the risk relating to the impairment assessment of property, plant and equipment and uncertain tax positions to be potential areas for management bias.

●
As in all of our audits, we addressed the risk of fraud arising from management override of controls by performing audit procedures which included, but were not limited to: the testing of journals; reviewing accounting estimates for evidence of bias; and evaluating the business rationale of any significant transactions that are unusual or outside the normal course of business.

Because of the inherent limitations of an audit, there is a risk that we will not detect all irregularities, including those leading to a material misstatement in the financial statements or non-compliance with regulation. This risk increases the more that compliance with a law or regulation is removed from the events and transactions reflected in the financial statements, as we will be less likely to become aware of instances of non-compliance. The risk is also greater regarding irregularities occurring due to fraud rather than error, as fraud involves intentional concealment, forgery, collusion, omission or misrepresentation.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council’s website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor’s report.

Other matters which we are required to address

We were appointed by the Board to audit the financial statements for the period ending 31 December 2018 and subsequent periods. Our total uninterrupted period of engagement is 7 years, covering the periods ending 31 December 2018 to 31 December 2024.

The non-audit services prohibited by the FRC’s Ethical Standard were not provided to the company and we remain independent of the company in conducting our audit.

Our audit opinion is consistent with the additional report to the audit committee.

Use of our report

This report is made solely to the company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone, other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

David Thompson (Senior Statutory Auditor)
15 Westferry Circus
For and on behalf of PKF Littlejohn LLP
               Canary Wharf
Statutory  Auditor
                                                                          London E14 4HD

                                             8 May 2025

GROUP STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 2024	Year ended December 2023 (Restated, Note 2)
Continuing operations	Note	$’000	$’000

Revenues	7	47,017	50,558

Power and hosting costs		(32,887)	(35,964)
Power Credits		1,498	7,163
Depreciation - mining hardware	18	(14,171)	(18,656)
Gross profit (loss)		1,457	3,101
Administrative expenses	8	(12,536)	(18,949)
(Loss)/Gain on hedging		(487)	-
Share based payment expense	22	(3,759)	(3,892)
Operating loss		(15,325)	(19,740)
(Loss)/Gain on sale of Investment		(842)	36
Write off of investment	16	-	(2,236)
Loss on disposal of fixed assets		(429)	-
Interest Expense		(6,810)	(11,556)
Other income		708	346
Impairment of tangible fixed assets	18	(31,498)	(855)
(Loss)/Gain on disposal of intangible assets	17	(98)	1,166
Impairment of intangible assets	17	(468)	(1,082)
Equity accounted earnings from associate	16	-	(716)
Loss before taxation		(54,762)	(34,637)
Tax expense	13	(340)	-
Loss after taxation		(55,102)	(34,637)

Other comprehensive income
Currency translation reserve		(241)	(1,175)
Total other comprehensive loss		(241)	(1,175)

Total comprehensive loss attributable		(55,343)	(35,812)
to the equity holders of the Company

Loss per share attributable to equity owners (cents)
Basic and diluted loss per share	12	(0.09)	(0.07)

GROUP STATEMENT OF FINANCIAL POSITION

	As at 31 December 2024		As at 31 December 2023
			(Restated, Note 2)
	Note	$’000	$’000
ASSETS
Non-current assets
Investments at fair value through profit or loss	15	300	400
Intangible fixed assets non-current	17	176	888
Property, plant and equipment	18	7,071	59,728
Total non-current assets		7,547	61,016
Current assets
Trade and other receivables	19	2,451	2,480
Prepayments	19	628	1,355
Intangible fixed assets current	20	6	385
Cash and cash equivalents		8,626	7,443
		11,711	11,663
Assets Held for sale	14	-	3,261
Total current assets		11,711	14,924

Total assets		19,258	75,940
EQUITY AND LIABILITIES
Equity
Share Capital	22	938	712
Share Premium	22	232,257	209,779
Share based payment reserve	23	15,162	12,166
Foreign currency translation reserve	23	(30,766)	(30,525)
Accumulated surplus/(deficit)	23	(247,076)	(191,974)
Total equity		(29,485)	158
Current liabilities
Trade and other payables	24	8,184	11,063
Corporation tax		398	112
Loans current	25	857	14,320
		9,439	25,495
Liabilities associated with assets held for sale	14	-	2,090
Total current liabilities		9,439	27,585
Non-current liabilities
Issued debt - bond	25	39,304	38,170
Loans non-current	25	-	10,027
Total liabilities		48,743	75,782

Total equity and liabilities		19,258	75,940

The Group financial statements were approved by the Board of Directors on 8 May 2025 and authorised for issue and they are signed on its behalf by:

Justin Nolan

Chief Executive Officer

The accounting policies and notes form part of the financial statements. Registered number: 11097258

GROUP STATEMENT OF CHANGES IN EQUITY￼

Share Capital	Share Capital	Share Premium	Currency translation reserve	Share based payment reserve	Accumulated surplus/ (deficit)	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 January 2024	712	209,779	(30,525)	12,166	(191,974)	158
Total comprehensive loss for
the period:
Loss for the period	-	-		-	(55,102)	(55,102)
Other comprehensive loss	-	-	(241)	-		(241)
Total comprehensive loss for the period	-	-	(241)	-	(55,102)	(55,343)
Transactions with equity owners:
Share capital issued	220	21,635	-	-	-	21,855
Share based payment charge	-	-	-	3,845	-	3,845
Share options/warrants exercised	6	843	-	(849)	-	-
Total transactions with equity owners	226	22,478	-	2,996	-	25,700

Balance at 31 December 2024	938	232,257	(30,766)	15,162	(247,076)	(29,485)

Share Capital	Share Capital	Share Premium	Currency translation reserve	Share based payment reserve	Accumulated surplus/ (deficit)	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 January 2023	634	202,103	(29,350)	8,528	(157,337)	24,578
Total comprehensive loss for
the period:
Loss for the period	-	-	-	-	(34,637)	(34,637)
Other comprehensive loss	-	-	(1,175)	-	-	(1,175)
Total comprehensive loss for the period	-	-	(1,175)	-	(34,637)	(35,812)
Transactions with equity owners:
Share capital issued	76	7,442	-	-	-	7,518
Share based payment charge	-	-	-	3,874	-	3,874
Share options/warrants exercised	2	234	-	(236)	-	-
Total transactions with equity owners	78	7,676	-	3,638	-	11,392

Balance at 31 December 2023	712	209,779	(30,525)	12,166	(191,974)	158

GROUP STATEMENT OF CASHFLOW
		Year ended December	Year ended December
		2024	2023
			(Restated, Note 2)
	Note	$’000	$’000
Cash flows from operating activities
Loss before tax		(54,762)	(34,637)
Adjustments for:
Depreciation and amortisation	17, 18	14,909	20,129
Foreign exchange movements		(458)	(1,914)
Loss on disposal of tangible assets		429	-
Finance cost	8	6,810	11,556
Loss on sale of subsidiary and investment		842	(36)
Digital assets earned	20	(47,017)	(50,558)
Impairment of intangible digital assets	17	468	654
Impairment of property, plant and equipment	18	31,498	855
Write off of investment		-	2,236
Share of loss from associate	16	-	716
Gain/(loss) on disposal and impairment of intangible assets (current)		98	(738)
Hedging loss		487	-
Interest receivable		(307)	-
Stock based compensation expense	10	3,759	3,892
Working capital changes:
(Increase)/decrease in trade and other receivables	19	756	(1,152)
Increase/(decrease) in trade and other payables	24	(2,310)	1,041
Net cash used in operating activities		(44,798)	(47,956)
Investing activities
Interest received		307	-
Purchase of hedging instruments		(1,000)	-
Proceeds from sale of hedging instruments		513	-
Proceeds from sale of digital assets		47,594	51,866
Proceeds from sale of investment/subsidiary	15	6,745	50
Purchase of tangible fixed assets	18	-	(1,112)
Proceeds from disposal of tangible fixed assets		908	-
Net cash generated from investing activities		55,067	50,804
Financing activities
Proceeds from borrowing	25	1,287	1,429
Loan repayments		(27,505)	(14,064)
Interest paid	25	(4,961)	(10,661)
Proceeds from common stock issued - net of issue costs		21,855	7,518
Net cash used in financing activities		(9,324)	(15,778)
Net (decrease) increase in cash and cash equivalents		945	(12,930)
Effect of foreign exchange on cash and cash equivalents		238	281
Cash and cash equivalents at beginning of period		7,443	20,092
Cash and cash equivalents at end of period		8,626	7,443

Material non-cash movements:

Group - net debt reconciliation		Year ended 31 December 2024	Year ended 31 December 2023
	Note	$’000	$’000
Current loans and borrowings	25	(857)	(14,320)
Non-current issued debt – bonds	25	(39,304)	(38,170)
Non-current loans and borrowings	25	-	(10,027)
Cash and cash equivalents		8,626	7,443
Total net debt		(31,535)	(55,074)

NOTES TO THE FINANCIAL STATEMENTS

1.
COMPANY INFORMATION

Argo Blockchain PLC (“the company”) is a public company, limited by shares, and incorporated in England and Wales. The registered office is Eastcastle House, 27-28 Eastcastle Street, London, W1W 8DH. The company was incorporated on 5 December 2017 as GoSun Blockchain Limited and changed its name to Argo Blockchain Limited on 21 December 2017. Also on 21 December 2017, the company re-registered as a public company, Argo Blockchain plc. Argo Blockchain plc acquired a 100% subsidiary, Argo Innovation Labs Inc. (together “the Group”), incorporated in Canada, on 12 January 2018.

On 4 March 2022 the Group acquired 100% of the share capital of DPN LLC and was merged into new US entity Argo Innovation Facilities (US) Inc (also 100% owned by Argo Blockchain plc).

On 11 May 2022 the Group acquired 100% of the share capital of 9377-2556 Quebec Inc and 9366-5230 Quebec Inc. These are held by Argo Innovation Labs Inc. (Canada).

On 22 November 2022, the Group formed Argo Operating US LLC and Argo Holdings US Inc.

On 21 December 2022, Argo Innovation Facilities (US) Inc became Galaxy Power LLC. On 28 December 2022, the Group sold Galaxy Power LLC.

On 26 March 2024, the Group sold 100% of the share capital of 9366-5230 Quebec Inc.

The principal activity of the Group is Bitcoin mining.

The common shares of the Group are listed under the trading symbol ARB on the London Stock Exchange. The American Depositary Receipt of the Group are listed under the trading symbol ARBK on Nasdaq. The Group bond is listed on the Nasdaq Global Select Market under the trading symbol ARBKL.

The financial statements cover the year ended 31 December 2024.

2.
BASIS OF PREPARATION

The financial statements have been prepared in accordance with UK-adopted international accounting standards and with the requirements of the Companies Act 2006. The financial statements have been prepared under the historical cost convention, except for the measurement to fair value certain financial and digital assets and financial instruments as described in the accounting policies below.

Critical accounting judgements and key sources of estimation uncertainty

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are disclosed in Note 6.

2023 restatement

The Group re-evaluated the classification of its mined cryptocurrencies and determined these assets should be classified as Intangible assets to align with the US filing presentation, previously accounted for as inventory. The impact to the balance sheet within current assets is a change in the description of the asset from digital assets to intangible assets.

The classification impact to the income statement is twofold:

 A reclassification of the change in fair value of digital assets from “Change in fair value of digital assets” to “Impairment in intangible fixed assets” and/or “realized gains/losses on intangible assets”, and

 A reclassification of unrealized fair value gains or losses of digital assets from “Change in fair value of digital assets” to “Other comprehensive income” and/or realized gains/losses on intangible assets.

There was no unrealized gain or loss reclassification materially impacting the year ended 31 December 2023.

The impact to the cash flow statement is primarily a reclassification between operating cash flows and investing cash flows in respect of proceeds from the sale of Bitcoin.

As disclosed in note 1 to the parent company financial statements, 2023 has been restated due to a misapplication of the intra group recharges policy. This impacted the foreign currency gains and losses of the Group, whereby Loss before taxation decreased and other comprehensive income increased by $396k, with no change to total comprehensive income (loss).

The numerical impacts to the cash flows and income statements are summarized below.

$’000	2023 Original	Movement	2023 Restated
Net cash generated from (used in) operating activities	3,831	(51,787)	(47,956)
Net cash (used in) generated from investing activities	(1,062)	51,866	50,804
Loss before taxation	(35,033)	396	(34,637)

3.
ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are below.

Presentation Currency

The Group changed its presentational currency to US Dollars during 2023 due to the fact its revenues, direct costs, capital expenditures and debt obligations are predominantly denominated in US Dollars.

Going Concern

The preparation of consolidated ﬁnancial statements requires an assessment on the validity of the going concern assumption.

The Group strengthened its balance sheet during 2024 by fully repaying the $35 million Galaxy loan ahead of schedule. This repayment was made possible through equity raises, asset sales and cash flow from operations. However, at the end of 2024 Galaxy informed the Group that they would no longer host the Group’s mining machines at their Helios immersion facility. This required the Group to remove approximately 23,000 mining machines from the immersion facility and refurbish them so they could be re-hosted at air-cooled facilities. The cost of the refurbishment and the loss of mining margin during the majority of the first quarter of 2025 added additional strain to the Group’s finances. Despite the Galaxy debt repayment during 2024 and the $8.6 million cash balance at 31 December 2024 ($2.4 million at 31 March 2025), material uncertainties exist that may cast significant doubt regarding the Group’s and Company’s ability to continue as a going concern and meet its liabilities as they come due. The significant uncertainties are:

1)
The Group has $40 million in unsecured bonds maturing in November 2026 that carry an interest rate of 8.75%, payable quarterly ($875,000 per quarter).
2)
The Group’s exposure to Bitcoin prices, power prices, and hashprice, each of which have shown volatility over recent years, may have a significant impact on the Group’s future profitability. The Group may have difficulty meeting its liabilities if there are significant declines to the hashprice assumption or significant increases to the power price, particularly where there is a combination of both factors.. The Directors’ assessment of going concern includes forecasted scenarios drawn up to 30 June 2026 using the Group’s estimate of potential hashprices and power costs.
3)
As noted above, the refurbishment costs and loss of mining margin during the re-hosting phase in the first quarter impacted the Group’s cash balance. In addition, the sale of machines subsequent to year end has reduced the Group’s hashrate, lowering the amount of Bitcoin it will produce going forward. Depending on hashprice, the Group may not generate operating profit and/or positive cash flow despite reducing operating expenses during the first half of 2025.

Offsetting these negative impacts to the Group’s cash flow are:
1)
The Group’s cash balance of $2.4 million at 31 March 2025.
2)
The Group’s ability to dispose of assets, including unhosted mining machines and the Group’s data center in Baie Comeau, Quebec. Assets were successfully sold during 2024 to repay debt.
3)
The Group’s ability to equitize the unsecured bonds (through a tender or structured process).
4)
The Group’s ability to generate additional funds by issuing equity for cash proceeds, as it did successfully in 2023 and 2024.

Based on information from Management, as well as independent advisors, the Directors have considered the period to 30 June 2026, as a reasonable time period given the variable outlook of cryptocurrencies, cryptocurrency mining costs, competition and energy prices. Based on the above considerations, the Board believes it is appropriate to adopt the going concern basis in the preparation of the Financial Statements; however, the Board notes that the debt service requirements, lower operating margins, and the volatile economic and industry environment, indicate the existence of material uncertainties that cast significant doubt regarding the applicability of the going concern assumption and the auditors have made reference to this in their audit report.

Mining Revenue Recognition

The provision of hash calculation services is an output of our ordinary activities from the Company’s mining equipment. The Company has entered into arrangements with a Mining pool and has undertaken the performance obligation of providing computing power used for hashing calculations to the Mining pool in exchange for noncash consideration in the form of cryptocurrency, which is variable consideration. Providing our computing power is at the Company’s discretion and our enforceable right to compensation begins when, and continues for as long as, services are provided. The cryptocurrency earnings are calculated based on a formula which, in turn, is based on the hashrate contributed by the Company's provided computing power used for hashing calculations allocated to the Mining pool, assessed over a 24- hour period, and distributed daily based on the Full Pay Per Share (“FPPS”) methodology. The Company assesses the estimated amount of the variable non-cash consideration to which it expects to be entitled for providing computational power used for hashing calculations at contract inception and subsequently measures if it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The uncertainties regarding the daily variable consideration to which the Company is entitled for providing its computational power used for hashing calculations are no longer constrained at 23:59:59 UTC regardless of the timing of the BTC received. The amount earned is calculated based on the Company's computing power used for hashing calculations provided to the Mining pool and the estimated (i) block subsidies and (ii) daily average transaction fees which the Mining Pool expects to earn, less (iii) a Mining pool discount.

1.
Block subsidies refers to the block reward that are expected to be generated on the BTC network as a whole. The fee earned by the Company is first calculated by dividing (a) the total amount of hashrate the Company provides to the Mining pool operator, by (b) the total BTC network’s implied hashrate (as determined by the BTC network difficulty), multiplied by (c) the total amount of block subsidies that are expected to be generated on the BTC network as a whole.

2.
Transaction fees refer to the total fees paid by users of the network to execute transactions. The fee paid out by the Mining pool operator to the Company is further calculated by dividing (a) the total amount of transaction fees that are actually generated on the BTC network as a whole less the 3 largest and 3 smallest transactions per block, by (b) the total amount of block subsidies that are actually generated on the BTC network as a whole, multiplied by (c) the Company’s fee earned as calculated in (i) above. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

3.
Mining pool discount refers to the discount applied to the total FPPS payout otherwise attributed to computing power service providers for their sale of computing power used for hashing calculations as defined in the rate schedule of the agreement with the Mining pool operator.

The Group is entitled to the fee from the Mining Pool as calculated above regardless of the actual performance of the Mining Pool operator. Therefore, even if the Mining Pool does not successfully add any block to the blockchain in a given contract period, the fee remains payable by the Mining Pool to the Group. Accordingly, the Group is not sharing in the earnings of the Mining pool operator.

The Group’s agreements with the Mining pool operator provide the Mining pool operator and the Company with the enforceable right to terminate the contract at any time without substantively compensating the other party for the termination. Upon termination, the Mining pool operator is required to pay the Company the amount due related to previously satisfied performance obligations. As a result, the Company has determined that the duration of the contract is less than 24 hours and the contract is continuously renewed throughout the day. The Company has also determined that the Mining pool operator’s renewal right is not a material right as the terms, conditions, and compensation amounts are at then-current market rates.

The cryptocurrency earned is received in full and can be paid in fractions of cryptocurrency. Revenues from providing cryptocurrency computational power used for hashing calculations are recognized upon delivery of the service over a 24-hour period, which generally coincides with the receipt of crypto assets in exchange for the provision of computational power used for hashing calculations and the contract inception date. The Company updates the estimated transaction price of the non-cash consideration received at its fair market value. Management estimates fair value daily based on the quantity of cryptocurrency received multiplied by the price quoted from Coinbase (Coingecko – 2023) on the day it was received. Management considers the prices quoted on Coinbase (Coingecko – 2023) to be a level 1 input under IFRS 13, Fair Value Measurement.

Power Credits - Power credits are credits we receive in Texas when we curtail our mining production and sell the power back to the grid. The hosting agreement with Galaxy allows Argo to share in the proceeds from these curtailments, which occurs when the Helios facility monetizes its fixed-price PPA during periods of high power prices. The Company records power credits in the period they are earned provided they are estimable and recoverable.

Derivative Contracts – Hedging: In 2024, the Group used derivatives contracts in connection with some of its lending activities and its treasury management. Derivative contracts are susceptible to additional risks that can result in a loss of all or part of the investment. The Group’s derivative activities and exposure to derivative contracts are subject to interest rate risk, credit risk, foreign exchange risk, and macroeconomic risks. In addition, Argo is also subject to additional counterparty risks due to the potential inability of its counterparties to meet the terms of their contracts. There were no hedging contracts in 2023.

Basis of consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

The Group consists of Argo Blockchain plc and its wholly owned subsidiaries Argo Innovation Labs Inc, Argo Operating US LLC, Argo Holdings US Inc., and 9377-2556 Quebec Inc..

In the parent company financial statements, investments in subsidiaries, joint ventures and associates are accounted for at cost less impairment.

The consolidated financial statements incorporate those of Argo Blockchain plc and all of its subsidiaries (i.e., entities that the group controls through its power to govern the financial and operating policies so as to obtain economic benefits). Subsidiaries acquired during the year are consolidated using the purchase method. Their results are incorporated from the date that control passes.

All intra-group transactions, balances and unrealised gains on transactions between group companies are eliminated on consolidation.

Business Combinations

The group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquisition and the equity interests issued by the group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The group recognises any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognised amounts of acquiree’s identifiable net assets.

Acquisition-related costs are expensed as incurred.

Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognised at cost, and the carrying amount is increased or decreased to recognise the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment in associates includes goodwill identified on acquisition.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income is reclassified to profit or loss where appropriate.

The Group’s share of post-acquisition profit or loss is recognised in the income statement, and its share of post- acquisition movements in other comprehensive income is recognised in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equal or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognises the amount adjacent to ‘share of profit/(loss) of associates in the income statement.

Segmented reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing the performance of the operating segments, has been identified as the CEO or equivalent. The directors consider that the Group has only one significant reporting segment being crypto mining which is fully earned by a Canadian and USA subsidiary for the financial year ended 31 December 2024.

Loans and issued debt

Loans and issued debt are recognised initially at fair value, net of transaction costs incurred. Loans and issued debt are subsequently carried at amortised cost; any difference between the proceeds and the redemption value is recognised in the income statement over the period of the borrowings, using the effective interest method. Loans and issued debt are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. Loans and borrowings and issued debt are classified as current liabilities unless the Group has an unconditional right to defer settlement of a liability for at least 12 months after the end of the reporting period.

Intangible fixed assets

Intangible fixed assets comprise of the Group’s website and digital assets that were not mined by the Group and are held by Argo Labs (our internal team) as investments. The Group’s website is recognised at cost and is amortised over its useful life. Amortisation is recorded within administration expenses. Digital assets recorded under IAS 38 have an indefinite useful life initially measured at cost, and subsequently measured at fair value through other comprehensive income.

Argo’s primary business is focused on cryptocurrency mining. Argo Labs is an in-house innovation arm focused on identifying opportunities within the disruptive and innovative sectors of the broader cryptocurrency ecosystem. Argo Labs uses a portion of Argo’s crypto assets to deploy into various blockchain projects.

Increases in the carrying amount arising on revaluation of digital assets are credited to other comprehensive income and shown as other reserves in shareholders’ equity. Decreases that offset previous increases of the same asset are charged in other comprehensive income and debited against the fair value reserve directly in equity; all other decreases are charged to the income statement.

The fair value of intangible cryptocurrencies on hand at the end of the reporting period is calculated as the quantity of cryptocurrencies on hand multiplied by price quoted on www.coinbase.com for 2024, www.coingecko.com, for 2023 and prior years, two of the leading crypto websites, as at the reporting date.

Tangible fixed assets

Tangible fixed assets are comprised of right of use assets, office equipment, mining and computer equipment, data centres, leasehold improvements, and electrical equipment.

Right of use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of the right of use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right of use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

Office equipment assets are measured at cost, less any accumulated depreciation and impairment losses. Office equipment is depreciated over 3 years on a straight-line basis.

Mining and computer equipment and leasehold improvements: Depreciation is recognised so as to write off the cost or valuation of assets less their residual values over their estimated useful lives. It is 3 to 4 years in the case of mining and computer equipment and 5 years in the case of the leasehold improvements, on a straight-line basis.

Data centres: Depreciation on the data centres is recognised so as to write off the cost or valuation of assets less their residual values over their estimated useful lives of 25 years on a straight-line basis from when they are brought into use. Depreciation is recorded in the Income Statement within general operating expenses once the asset is brought into use. Any land component is not depreciated.

Electrical equipment: Depreciation is recognised on a straight-line basis to write off the cost less their residual values over their estimated useful lives of 7 years.

Management assesses the useful lives based on historical experience with similar assets as well as anticipation of future events which may impact their useful life.

Assets Held for Resale

An asset is classified as held for sale if its carrying amount will be recovered principally through sale rather than through continuing use, which is when the sale is highly probable, and it is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets. Assets classified as held for sale are measured at the lower of the carrying amount upon classification and the fair value less costs to sell. Assets classified as held for sale and the associated liabilities are presented separately from other assets and liabilities in the Consolidated Balance Sheet. Once assets are classified as held for sale, property, plant and equipment and intangible assets are no longer subject to depreciation or amortisation.

Impairment of non-financial assets

At each reporting period end date, the Group reviews the carrying amounts of its non-financial assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group and Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets

Cryptocurrency mined by the Company and on hand at the end of a reporting period, is accounted for under IAS 38, Intangible Assets, as an intangible asset with an indefinite useful life initially measured at cost, deemed to be the fair value upon receipt as described above, and subsequently measured under the revaluation model. Under the revaluation model, increases in the cryptocurrency’s carrying amount, determined as the excess of fair value on revaluation over the weighted average cost, are recognized in other comprehensive income, except to the extent that they reverse a revaluation decrease previously recognized in profit or loss. Decreases are recognized in profit or loss, except to the extent that they reverse a revaluation increase previously recognized in other comprehensive income. Once the cryptocurrency is sold, the revaluation increase related to it is transferred from revaluation surplus to retained earnings. The Company revalues its cryptocurrency on hand on a monthly basis and following any significant fair value fluctuations. The fair value of cryptocurrency on hand at the end of the reporting period is calculated as the quantity of cryptocurrency on hand multiplied by the price quoted on Coinbase.com as of the reporting date.

The Company reports cryptocurrency on hand at the end of the reporting period as intangible assets, which are classified as current assets as the Company has determined that the cryptocurrency on hand at the end of the reporting period has markets with sufficient liquidity to allow conversion within the Company's normal operating cycle and the Company expects to realize the digital asset within twelve months after the reporting period.

Cryptocurrencies not mined by the Group are recorded as Intangible Fixed Assets non-current.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash held at banks with high credit ratings. The Group considers the credit risk on cash and cash equivalents to be limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

Financial instruments

Financial assets: Financial assets are recognised in the Statement of Financial Position when the Group becomes party to the contractual provisions of the instrument. Financial assets are classified into specified categories. The classification depends on the nature and purpose of the financial assets and is determined at the time of recognition. Financial assets are subsequently measured at amortised cost, fair value through OCI, or fair value through profit and loss.

The classification of financial assets at initial recognition that are debt instruments depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. The Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

In order for a financial asset to be classified and measured at amortised cost, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Subsequent measurement: For purposes of subsequent measurement, financial assets are classified in four categories:

●
Financial assets at amortised cost

●
Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)

●
Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

●
Financial assets at fair value through profit or loss

Equity Instruments: The Group subsequently measures all equity investments at fair value. Dividends from such investments continue to be recognised in profit or loss as other income when the Group’s right to receive payments is established. Changes in the fair value of financial assets at FVPL are recognised in other gains/(losses) in the statement of profit or loss as applicable.

Financial assets at amortised cost (debt instruments): This category is the most relevant to the Group. The Group measures financial assets at amortised cost if both of the following conditions are met:

●
The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

●
The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortised cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Interest received is recognised as part of finance income in the statement of profit or loss and other comprehensive income. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired. The Group’s financial assets at amortised cost include other receivables and cash and cash equivalents.

Derecognition: A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group’s consolidated Balance sheet) when:

●
The rights to receive cash flows from the asset have expired; or

●
The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of its continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Impairment of financial assets: The Group recognises an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original EIR. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows and usually occurs when past due for more than one year and not subject to enforcement activity.

At each reporting date, the Group assesses whether financial assets carried at amortised cost are credit impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. The Company has an Intercompany loan due from its 100% Canadian subsidiary for which there is no formal agreement including payment date and therefore it cannot be considered to be in breach of an agreement and accordingly the loan is not subject to adjustments and is maintained at its book value in the financial statements.

Financial liabilities: Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group’s financial liabilities include trade and other payables and loans.

Subsequent measurement: The measurement of financial liabilities depends on their classification, as described below:

Loans and trade and other payables: After initial recognition, interest-bearing loans and borrowings and trade and other payables are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in the statement of profit or loss and other comprehensive income when the liabilities are derecognised, as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the statement of profit or loss and other comprehensive income. This category generally applies to trade and other payables.

Derecognition: A financial liability is derecognised when the associated obligation is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in profit or loss or other comprehensive income.

Equity instruments: Equity instruments issued by the group are recorded at the proceeds received, net of transaction costs. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

The tax expense or recovery represents the sum of tax currently payable or receivable and deferred tax.

Current tax: The tax currently payable or receivable is based on taxable profit or loss for the year. Taxable profit or loss differs from net profit or loss as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the reporting end date.

Deferred tax: Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Deferred income tax assets are recognised on deductible temporary differences arising from investments in subsidiaries, associates and joint arrangements only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting end date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled, or the asset is realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets and liabilities are offset when the company has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority.

Employee benefits

The costs of short-term employee benefits are recognised as a liability and an expense.

Termination benefits are recognised immediately as an expense when the company is demonstrably committed to terminate the employment of an employee or to provide termination benefits.

The group does not have any pension schemes.

Share-based payments

Equity-settled share-based payments are measured at fair value at the date of grant by reference to the fair value of the equity instruments granted using the Black-Scholes model. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the estimate of shares that will eventually vest. A corresponding adjustment is made to equity.

Cancellations or settlements are treated as an acceleration of vesting and the amount that would have been recognised over the remaining vesting period is recognised immediately.

RSUs (Restricted Stock Units)

Where RSUs are granted to employees, the fair value of the RSUs at grant date is based upon the market price of the shares underlying the awards and is charged to the Statement of Comprehensive Income over the vesting period. The expense charged is adjusted based on actual forfeitures.

Foreign exchange

Transactions in currencies other than US dollars are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting end date, monetary assets and liabilities that are determined in foreign currencies are retranslated at the rates prevailing on the reporting end date - Gains and losses arising on translation are included in the income statement for the period. At each reporting end date, non-monetary assets and liabilities that are determined in foreign currencies are retranslated at the rates prevailing on the opening balance sheet date. Gains and losses arising on translation of subsidiary undertakings are included in other comprehensive income and contained within the foreign currency translation reserve.

Earnings per share

Basic earnings per share is calculated by dividing:

●
the profit attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares;

●
by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares.

●
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

●
the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares; and

●
the weighted average number of additional ordinary shares that would have been outstanding, assuming the conversion of all dilutive potential ordinary shares.

4.
FINANCIAL RISK FACTORS

The Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group’s overall risk management programme seeks to minimise potential adverse effects on the Group’s financial performance. Risk management is undertaken by the Board of Directors.

Market Risk

The Group is dependent on the state of the cryptocurrency market, sentiments of crypto assets as a whole, as well as general economic conditions and their effect on exchange rates, interest rates and inflation rates. During the year the Group sold its digital assets held at 31 December 202 at a loss. The Group now sells its Bitcoin production as it is mined to reduce the impact of Bitcoin prices.

The Group is also subject to market fluctuations in foreign exchange rates. The subsidiary (Argo Innovation Labs Inc.) is based in Canada, and transacts in CAD$, USD$ and GBP. 9377-2556 Quebec Inc. is based in Canada and transacts in CAD. Argo Holdings US Inc. and Argo Operating US LLC are located in the United States of America and transacts in USD. The Group bond is denominated in USD. Cryptocurrency is primarily convertible into fiat through USD currency pairs and through USD denominated stable coins and is the primary method for the Group for conversion into cash. The Group maintains bank accounts in all applicable currency denominations.

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonable possible change in GBP and CAD exchange rates, with all other variables held constant. The impact on the Group’s profit before tax is due to changes in the fair value of monetary assets and liabilities.

	Change in GBP rate	Effect on profit before tax
$’000
2024	+/-10%	+/- 2
2023	+/-10%	+/-74

	Change in CAD rate	Effect on profit before tax
$’000
2024	+/-10%	+/- 172
2023	+/-10%	+/-365

Interest rate sensitivity

The following table demonstrates the sensitivity to a reasonable possible change in interest rates on the portion of the loans and borrowings affected. With other variables held constant, the impact on the Group’s profit before tax is affected through the impact on floating rate borrowings, as follows.

	Increase/decrease in basis points	Effect on profit before tax
$’000
2024	+/-180	+/-15
2023	+/-180	+/-464

    Credit risk

Credit risk arises from cash and cash equivalents as well as any outstanding receivables. Management does not expect any losses from non-performance of these receivables. The amount of exposure to any individual counter party is subject to a limit, which is assessed by the Board.

The Group considers the credit risk on cash and cash equivalents to be limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

The carrying amount of financial assets recorded in the financial statements represents the Group’s and Company’s maximum exposure to credit risk. The Group and Company do not hold any collateral or other credit enhancements to cover this credit risk.

Liquidity risk

Liquidity risk arises from the Group’s management of working capital. It is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due.

Management updates cashflow projections on a regular basis and closely monitors the cryptocurrency market on a daily basis. Accordingly, the Group’s controls over expenditure are carefully managed, in order to maintain its cash reserves. The Treasury committee meets on a weekly basis to make decisions around future cashflows and working capital requirements. Decisions may include considering debt/equity options alongside selling Bitcoin.

The table below analyses the Group’s non-derivative financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings, based on the remaining period at the Statement of Financial Position to the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

The Group complied with all covenants during the year and through to the reporting date.

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
At 31 December 2024 ($’000)
Loans	439	418	-	-
Issued debt – bonds	-	-	39,304
At December 2023 ($’000)
Loans	14,320	9,830	197	-
Issued debt – bonds	-	-	38,170	-

   Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure.

5.
ADOPTION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

The Group has adopted all recognition, measurement and disclosure requirements of IFRS, including any new and revised standards and

Interpretations of IFRS, in effect for annual periods commencing on or after 1 January 2024. The adoption of these standards and amendments did not have any material impact on the financial result or position of the Group.

At the date of authorisation of these financial statements, the following Standards and Interpretation, which have not yet been applied in these financial statements, were in issue but not yet effective:

Standard or Interpretation	Description	Effective date for annual accounting period beginning on or after
IFRS 18	Presentation and Disclosure in Financial Statements	1-Jan-27
IFRS 7/9	Amendments to the Classification and Measurement of Financial Instruments. Contracts referencing Nature-dependent Electricity	1-Jan-26
(amendments)
IFRS 7	Disclosures - Gain or Loss on Derecognition, Credit Risk,	1-Jan-26
(amendments)
IFRS 10	Determination of a ‘de-facto agent;’	1-Jan-26
(amendments)
IIFRS 9	Derecognition of Lease Liabilities	1-Jan-26
(amendments)

6.
KEY JUDGEMENTS AND ESTIMATES

In the application of the Group’s accounting policies, the directors are required to make judgements, estimates and assumptions about the carrying amount of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised where the revision affects only that period, or in the period of the revision and future periods where the revision affects both current and future periods. The estimates and assumptions which have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities are outlined below.

Valuation of tangible fixed assets – Note 18

The directors considered whether any impairments were required on the value of the property, plant and equipment. In doing so they made use of forecasts of revenues and expenditure prepared by the Group and came to the conclusion that impairment of those assets was required based on current forecasts including costs in relation to the refurbishment of the mining machines out of the US facility. Key assumptions include Bitcoin production, hashprice, power prices and discount rate.

Share-based payments – Note 20

The company has issued options and warrants to Directors, consultants and employees which have been valued in accordance with the Black Scholes model. Significant estimation and judgement is required in determining the assumptions under the Black Scholes method. Further details of these estimates are available in note 21.

The company has issued restricted stock units (RSUs) and performance stock units (PSUs) to employees which have been valued based on the share price on the date of the award. The RSUs vest over three years, beginning six months after the award and then every three months thereafter. It is assumed that employees will meet each vesting period and a related expense is recorded each month. If an employee’s employment is terminated prior to a vesting date, the prior expense for that vesting period is reversed. PSUs are amortised over the vesting period based on the most likely outcome of the performance metrics.

Taxation and Contingent liabilities – Notes 13 and 27

The Group is subject to tax liabilities (both income and excise taxes) as assessed by the tax authorities in the jurisdictions in which it operates. The Group has recorded its tax liabilities based on the information which it has available, as described in Note 13.

However, a tax authority could challenge our allocation of income, transfer pricing and eligibility for input tax credits or assert that we are subject to a tax in a jurisdiction where we believe we have not established a taxable connection. If successful, these challenges could increase our expected tax liability in one or more jurisdictions.

       7.
 REVENUES

Cryptocurrency mining revenues are recognised at a point in time. Cryptocurrency management fees are services recognised over time.

8.
EXPENSES BY NATURE

	2024	2023
Administrative expenses	$’000	$’000
Salary and other employee related costs	4,517	6,430
Restructuring and transaction related costs	2,363	4,969
Insurance	1,416	2,128
Depreciation and amortisation	738	1,473
Legal, professional and regulatory fees	753	1,431
Indirect taxes	962	994
Property tax	558	919
Consulting fees	276	533
Repairs and maintenance	50	455
Audit fees	326	341
Office general expenses	708	349
Public relations and associated activities	246	255
Travel	80	226
Carbon credits	-	129
Foreign exchange	(458)	(1,683)
Total administrative expenses	12,535	18,949

Finance costs – interest on borrowings and bond	6,810	11,556
Total finance costs	6,810	11,556

9.
AUDITOR’S REMUNERATION

	2024	2023
	$’000	$’000
In relation to statutory audit services	326	341
Total auditor’s remuneration	326	341

10.
EMPLOYEES

The average monthly number of persons (including directors) employed by the group during the period was:

	2024	2023
	Number	Number
Directors and employees	25	30

The aggregate remuneration (including directors) comprised of:

	2024	2023
	$’000	$’000
Wages and salaries	4,267	6,017
Social security costs	141	250
Pension costs	109	163
Share based payments	3,759	3,892
	8,276	10,322

11.
DIRECTOR’S REMUNERATION

	2024	2023
	$’000	$’000
Director’s remuneration for qualifying services	818	591
Severance	-	765
Share based payments	1,247	916
Total remuneration for directors and key management	2,065	2,272

Further details of Directors’ remuneration are available in the Remuneration report and note 27.

12.
EARNINGS PER SHARE

The basic earnings per share are calculated by dividing the loss attributable to equity shareholders by the weighted average number of shares in issue.

	2024	2023
Net loss for the period attributable to ordinary equity holders from continuing operations ($’000)	(55,102)	(34,637)

Weighted average number of ordinary shares in issue (‘000)	607,879	503,917

Basic and diluted loss per share for continuing operations (cents)	(0.09)	(0.07)

The diluted loss per Ordinary Share is calculated by adjusting the weighted average number of Ordinary Shares outstanding to consider the impact of options, warrants and other dilutive securities. As the effect of potential dilutive Ordinary Shares in the current year would be anti-dilutive, they are not included in the above calculation of dilutive earnings per Ordinary Share for 2024 and 2023.

       13.
TAXATION

Current tax:	2024 $’000	2023 $’000
		-
Current tax expense	340
Total current tax	340	-

Deferred tax:	2024 $’000	2023 $’000
Origination and reversal of temporary differences	-	-
Total deferred tax liability	-	-

Total tax	340	-

No deferred tax has been recognised on the losses brought forward and carried forward on the UK, Canada and US losses given the uncertainty on the generation of future profits.

Income tax expense

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	2024	2023
	$’000	$’000
Profit (loss) before taxation	(54,762)	(34,637)

Expected tax charge (recovery) based on a weighted average of 25% (2023 - 25%) (UK, US and Canada)	(13,690)	(8,669)
Effect of expenses not deductible in determining taxable profit	(1,839)	851
Temporary differences	9,936	5,841
Other tax adjustments	224	18
Capital gains tax	449	-
Unutilised tax losses carried forward	5,260	1,959
Taxation charge in the financial statements	340	-

The group has tax losses available to be carried forward and used against trading profits arising in future periods of approximately $124,000,000 (2023 - $136,000,000). These are subject to tax audit.

The weighted average applicable tax rate was 25% (2023: 25%).

Income tax assessments (Canada)

For the tax years 2021 and 2022, the Company has received notices of assessment totalling $CAD 12.0 million from Canadian tax regulators denying certain tax deductions and challenging certain input tax credits. The Group, supported by tax professionals at EY, has challenged these assessments and believes it will prevail. However, in order to challenge the assessments, the Group was required to provide security to the regulators and the security provided was a $CAD 5.0 million lien over its Baie Comeau facility. No provision has been made for these Canadian liabilities as the Group believes that its assessments will be upheld and ultimately be in a refund position with the Canadian tax regulators. However, there can be no certainty that this will be the case and an adverse outcome to the assessments will have a significant impact to the Group’s financial position.

Other tax authorities may also disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, His Majesty’s Revenue & Customs (“HMRC”), the IRS or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

14.
ASSETS AND LIABLITIES HELD FOR SALE

In December 2023, the group signed an offer to purchase 9366-5230 Quebec Inc. In March 2024, a purchase and sale agreement was signed for the sale of 9366-5230 Quebec Inc. (“Mirabel”) and the facility was sold for proceeds of $6.1 million. As a result of the sale, the material assets and liabilities of Mirabel were reclassified to be held for sale as at December 31, 2023, as follows:

Non-current Assets	2023 $’000
Tangible Fixed Assets	2,725
Right of use assets	536
Assets held for sale	3,261

Non-current liabilities	2023 $’000
Mortgage Payable	1,532
Lease Liability	558
Liabilities held for sale	2,090

15.
INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

Non-current Group	2024 $’000	2023 $’000
At 1 January	400	414
Foreign exchange movement	-	-
Additions	-	-
Fair value through profit or loss	-	-
Disposals	(100)	(14)
Closing balance	300	400

16.
INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	2024	2023
	$’000	$’000
Opening balance	-	2,863
Share of loss	-	(716)
Foreign exchange movement Write off of investment	- -	89 (2,236)
Closing balance	-	-

Nature of investment in associates:

Name of entity	Address of the registered office	% of ownership interest	Nature of relationship	Measurement method
Emergent Entertainment PLC Previously Pluto Digital plc)	Hill Dickinson LLP, 8th Floor The Broadgate Tower, 20 PrimroseStreet, London, United Kingdom, EC2A 2EW	19.50%	Refer below	Equity

In December 2023, Emergent Entertainment Ltd (“EEL”) announced that they engaged an insolvency advisor to place it in liquidation. On January 10, 2024, EEL appointed liquidators to voluntarily wind up the company. The Group has written off the balance of the investment in 2023.

17.
INTANGIBLE ASSETS NON CURRENT

Group	Goodwill	Digital assets	2024 Total
	$’000	$’000	$’000
Cost
At 1 January 2024	112	5,329	5,441
Foreign exchange movements	-	(60)	(60)
Digital Assets Mined	-	-	-
Disposals	(77)	(130)	(207)
At 31 December 2024	35	5,139	5,174
Amortisation and impairment
At 1 January 2024	-	4,553	4,553
Foreign exchange movement	-	(28)	(28)
Fair value movement	-	-	-
Impairment	-	473	473
Amortisation charged during the period	-	-	-
At 31 December 2024	-	4,998	4,998

Balance at 31 December 2024	35	141	176

Group	Goodwill	Digital assets	Website	2023 Total
	$’000	$’000	$’000	$’000
Cost
At 1 January 2023	96	5,722	873	6,691
Foreign Exchange Movements	16	334	19	369
Disposals	-	(727)	-	(727)
At 31 December 2023	112	5,329	892	6,333
Amortisation and impairment
At 1 January 2023	-	3,809	779	4,588
Foreign exchange movement	-	91	1	92
Fair value movement	-	654	-	654
Amortisation charged during the period	-	-	112	112
At 31 December 2023	-	4,553	892	5,445

Balance at 31 December 2023	112	776	-	888

Digital assets includes cryptocurrencies not mined by the Group. The Group held crypto assets during the year, which are recorded at cost on the day of acquisition. Movements in fair value between acquisition and disposal (date sold), and the movement in fair value in crypto assets held at the year end, impairment of the intangible assets and any increase in fair value are recorded in the fair value reserve.

The digital assets held below are held in Argo Labs (a division of the Group) as discussed above. The assets are all held in secure custodian wallets controlled by the Group team and not by individuals within the Argo Labs team. The assets detailed below are all accessible and liquid in nature.

Crypto asset name	Coins / tokens	Fair value $’000
Polkadot – DOT	182	1
Ethereum – ETH	211	1
USDC (stable coin – fixed to USD)	31,710	32
Other tokens, NFTs and other digital assets	N/A	107
As at 31 December 2024		141

Crypto asset name	Coins / tokens	Fair value $’000
Polkadot – DOT	16,554	135
Ethereum – ETH	4	10
USDC (stable coin – fixed to USD)	31,713	55
Other tokens, NFTs and other digital assets	N/A	576
As at 31 December 2023		776

18.
TANGIBLE FIXED ASSETS

Group	Mining Machines	Data Centres	Equipment	Total
	$’000	$’000	$’000	$’000
Cost
At 1 January 2024	168,150	6,280	4,034	178,464

Foreign exchange movement	-	(336)	(604)	(940)
Additions	3	-	-	3
Disposal of subsidiary	-	(5,254)	-	(5,254)
Transfers between classes	1,591	-	(1,591)	-
Disposals	(1,337)	-	-	(1,337)
At 31 December 2024	168,407	690	1,839	170,936

Depreciation and impairment
At 1 January 2024	(116,992)	(1,537)	(206)	(118,735)
Foreign exchange movement	211	847	219	1,277
Depreciation charged	(14,171)	-	(738)	(14,909)
Impairment in asset	(31,498)	-	-	(31,498)
At 30 December 2024	(162,450)	(690)	(725)	(163,865)
Carrying amount
At 1 January 2024	51,158	4,743	3,828	59,729
At 31 December 2024	5,957	-	1,114	7,071

Group	Mining Machinery	Data Centres	Equipment	Total
	$’000	$’000	$’000	$’000
Cost
At 1 January 2023	162,839	8,700	5,414	176,953

Foreign Exchange Movement	108	517	569	1,195
Additions	5,203	-	27	5,230
Transfer to Assets held for sale	-	(2,937)	(1,976)	(4,913)
At 31 December 2023	168,150	6,280	4,034	178,464

Depreciation and impairment
At 1 January 2023	(97,481)	(1,924)	(31)	(99,437)
Foreign exchange movement	-	(38)	(43)	(81)
Depreciation charged during the period	(18,656)	(359)	(1,000)	(20,015)
Impairment in asset	(855)	-	-	(855)
Transfer to Assets held for sale	-	784	868	1,652
At 31 December 2023	(116,992)	(1,537)	(206)	(118,736)
Carrying amount
At 1 January 2023	65,358	6,776	5,383	77,516
At 31 December 2023	51,158	4,743	3,828	59,728

Property, Plant and Equipment Impairments

The Group has a single line of business, crypto mining. During 2024, the Group considered that it only had one cash generating unit (CGU) due to all mining machines being centrally managed by the Argo Blockchain Plc and all machines operating under the same business conditions.

However, due to the uncertainty of the timing of rehosting the machines at 31 December 2024, and the performance of the machines thereon, the Group considers its mining machines to be categorized into three CGU’s being: machines operating at the Group’s owned site in Quebec, machines hosted or sold subsequent to year end, previously hosted at the Helios facility, and machines not yet re-conditioned which were also previously hosted at the Helios facility. The recoverable amount of each CGU has been calculated as follows:
Machines operating in Quebec – value in use.
Re-conditioned machines hosted or sold subsequent to year-end – all measured at fair value less cost of disposal, given the uncertainty over performance and expected returns from the new hosting facilities.
Machines not yet re-conditioned - all measured at fair value less cost of disposal.

At each reporting date, the Group assesses whether there is an indication that an asset may be impaired. If an indication exists, the Group estimates an asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset or CGU’s fair value, less costs of disposal and its value in use. When the carrying value of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing the fair value of Mining machines previously hosted at the Helios facility and Computer Equipment, the Group used recent machine sales pricing and cost of refurbishment of machines from immersion cooled to air cooled. Due to the significant deterioration in mining economics since the Bitcoin halving in April 2024, as measured by the lower hashprice, both the fair value of mining equipment and future cash flows generated from mining equipment are significantly reduced. In addition, the impairment to fair value less cost to sell is also driven by a lack of historical information available for the performance of the refurbished machines in the aforementioned hosting facilities and uncertainty of the timing of these events as at the year end. As a result of the analysis that the Group reviewed at both 30 June 2024 and 31 December 2024, a total impairment charge of $31.5 million (2023-$0.9 million) was recorded. As the majority of the mining machines were valued at their recoverable amount a 5% change in the hashprice has a minimal impact on the impairment. Similarly, a 1% change in the discount rate has a minimal impact on the impairment for the machines operating in Quebec.

Mining assets with uncertain re-hosting dates and those to be sold (22,819 machines) had a value of $4.3 million as at 31 December 2024 and were valued based on their fair value in use less cost to sell. This value was based on a level 2 fair value hierarchy of actual sales realised, less cost of refurbishment.

Mining assets held at the Baie Comeau CGU (2,200 machines) had a value of $1.4 million and were valued based on their value in use. This was based on an 18 month cash flow forecast discounted at 22.6%, the Group’s estimated cost of capital.

Subsequent to year end, the Group signed hosting agreements with Merkle Standard LLC to host 9,315 miners at Merkle’s Memphis, Tennessee location and up to 4,000 machines at its Washington State location. Approximately 1,232 units were sent to the Group’s Baie Comeau facility. A further approximately 8,000 units were sold for cash proceeds of approximately $2.0 million. The Group will continue to monitor the carrying value of its mining machines, as the machines are installed and data is available for performance in revenue generation, which may or may not result in a reversal in the impairment.

Impairment of Chips

In assessing the fair value of machine components, the Group used readily available chip set prices and management’s estimate of other components in the chip sets to determine the value of chips on hand. As a result of this analysis, an impairment of $0.6 million was recorded (2023 - $0.1 million).

Sale of Mirabel Data Centre

See assets held for sale (Note 14) for details of this disposition.

19.
TRADE AND OTHER RECEIVABLES

	Group 2024	Group 2023
	$’000	$’000
Trade and other receivables	140	1,131
Prepayments	628	1,355
Other taxation and social security	2,311	1,349
Total trade and other receivables	3,079	3,835

Included within other taxation and social security is a provision against GST/QST/VAT receivable of $2.7 million in relation to ongoing matters in connection with GST Notice 324 released by the Canadian Revenue Authority, and ongoing discussions with HMRC. The Group have included the provision for prudence and upon conclusion of the matter, the Group will adjust this provision accordingly. See Note 13 for additional details.

20.
INTANGIBLE ASSETS, CURRENT

The Group mined crypto assets during the period, which are recorded at fair value on the day rewards are credited to the Group’s wallets. Movements in fair value between acquisition (date mined) and disposal (date sold), and the movement in fair value in crypto assets held at the year end, are recorded in profit or loss.

At 31 December 2024, the Group held Bitcoin representing a fair value of $6,000 (2023 - $385,000). The movements during the year is detailed below:

Group	2024	2023
	$’000	$’000
At 1 January	385	443
Foreign Exchange Movement	-	24
Crypto assets purchased and received	-	-
Crypto assets mined	47,017	50,558
Total additions	47,017	50,582
Disposals
Transferred to/from intangible assets		-
Crypto assets sold	(47,302)	(51,378)
Total disposals	(47,302)	(51,378)
Fair value movements
Gain/(loss) on crypto asset sales	(94)	738
Movements on crypto assets held at the year end	-	-
Total fair value movements	(94)	738
At 31 December	6	385

Group	2023	2022
	$’000	$’000
At 1 January	443	108,956
Foreign Exchange Movement	24	833
Crypto assets purchased and received	-	264
Crypto assets mined	50,558	60,172
Total additions	50,582	61,269
Disposals
Transferred to/from intangible assets		420
Crypto assets sold	(51,378)	(114,646)
Total disposals	(51,378)	(114,226)
Fair value movements
Gain/(loss) on crypto asset sales	738	(55,410)
Movements on crypto assets held at the year end	-	(145)
Total fair value movements	738	(55,555)
At 31 December	385	443

21.
SHARE OPTIONS, RESTRICED STOCK UNITS AND WARRANTS

In 2022, the Remuneration Committee of the Board (“Committee”) approved the 2022 Equity Incentive Plan (“the Plan”). Under the Plan, the Committee, at its discretion, may issue awards, including share awards, stock options, stock appreciation rights (“SARs”), restricted stock units, performance awards and American Depository Shares to any employee of the Group. The exercise price of stock options and the base price of SARs may not be less than the market price of the underlying shares on the date of grant. Stock options and SARs may have an exercise period up to ten years after the grant date.

The following table summarizes share-based compensation expense for the years ended December 31, 2024 and 2023:

	2024	2023
Stock options	1,981	3,332
Restricted stock units	1,778	560
	3,759	3,892

	Number of options	Weighted average
	and warrants ‘000	exercise price £
At 1 January 2024	11,028	0.83
Granted	57,800	0.11
Exercised	-	-
Lapsed	(5,279)	0.95
Outstanding at 31 December 2024	63,549	0.17

Exercisable at 31 December 2024	5,429	0.73

	Number of options	Weighted average
	and warrants ‘000	exercise price £
At 1 January 2023	18,698	0.78
Granted	659	0.13
Exercised	-	-
Lapsed	(8,329)	0.67
Outstanding at 31 December 2023	11,028	0.83

Exercisable at 31 December 2023	7,904	0.89

The weighted average remaining contractual life of options and warrants as at 31 December 2024 is 53 months (2023-62 months). If the exercisable shares had been exercised on 31 December 2024 this would have represented 0.8% (2023 – 1.5%) of the enlarged share capital.

At the grant date, the fair value of the options and warrants prior to the listing date was the net asset value and post listing determined using the Black-Scholes option pricing model. Volatility was calculated based on data from comparable listed technology start-up companies, with an appropriate discount applied due to being an unlisted entity at grant date. Risk free interest has been based on UK Government Gilt rates for an equivalent term. The inputs into the Black-Scholes model are as follows:

	2024	2023
Grant date share price £	0.115	0.14
Exercise price £	0.1125	0.13
Volatility	113%	187%
Life	5 years	10 years
Risk free rate	3.90%	3.40%
Dividend yield	0%	0%

Restricted Stock Units

In 2024 and 2023, the Committee approved the grant of RSUs to employees. The RSUs vest quarterly beginning the sixth month after the grant date over a three-year period. The weighted average remaining vesting period is the period to the final vesting date.

		2024
	Number of Awards	Weighted Average Grant Date Price £	Weighted Average Remaining Vesting
			Period (months)
Outstanding at beginning of period	6,999,817	0.12
Granted during the period	7,273,995	0.15
Vested during the period	(3,162,982)	0.12
Forfeited during the period	(2,021,671)	0.14
Outstanding at the end of period	9,089,159	0.13	22

		2023
	Number of Awards	Weighted Average Grant Date Price £	Weighted Average Remaining Vesting
			Period (months)
Outstanding at beginning of period	-	-
Granted during the period	12,041,192	0.13
Vested during the period	(3,617,136)	0.13
Forfeited during the period	(1,424,239)	0.13
Outstanding at the end of period	6,999,817	0.12	28

Performance Stock Units (American Depository Shares)

In 2023, the Committee approved the grant of PSUs for the American Depository Shares to the CEO of the Group. The PSUs vest annually over a three-year period. The annual vesting amount may vary from 25% - 100%. The weighted average remaining vesting period assumes the last vesting date is the latest vesting date possible.

		2024
	Number of Awards	Weighted Average Grant Date Price £	Weighted Average Remaining Vesting
			Period (months)
Outstanding at beginning of the period	2,850,000	1.15
Vested during the period	(237,500)	-
Forfeited during the period	-	-
Outstanding at the end of period	2,612,500	1.15	35

The remaining PSU’s were cancelled subsequent to year end with the resignation of the CEO. A new award was awarded to the Group’s new CEO.
		2023
	Number of Awards	Weighted Average Grant Date Price $	Weighted Average Remaining Vesting
			Period (months)
Outstanding at beginning of the period	-	-
Granted during the period	2,850,000	1.15
Vested during the period	-	-
Forfeited during the period	-	-
Outstanding at the end of the period	2,850,000	1.15	35

22.
ORDINARY SHARES

	As at 31 December	As at 31 December
	2024	2023
	$’000	$’000
Ordinary share capital
Issued and fully paid
536,963,471 Ordinary Shares of $0.001 each	712	634
Issued in the period
177,911,882 Ordinary Shares of $0.001 each	226	78
714,875,853 Ordinary Shares of $0.001 each	938	712

Share premium
At beginning of the period	209,779	202,103
Issued in the period	22,478	7,676
Issue costs	-	-
At the end of period	232,257	209,779

23.
RESERVES

The following describes the nature and purpose of each reserve:

Reserve	Description
Ordinary Shares	Represents the nominal value of equity shares

Share Premium	Amount subscribed for share capital in excess of nominal value

Share based payment reserve	Represents the fair value of options and warrants granted less amounts transferred on exercise

Currency translation reserve	Cumulative effects of translation of opening balances on non-monetary assets between subsidiaries functional currencies (Canadian dollars and Uk Sterling) and Group presentational currency (US Dollars).

RSU/PSU reserve	Represents the fair value of restricted/performance stock units expensed less amounts transferred on vesting

Other comprehensive income of equity accounted associates	The other comprehensive income of any associates is recognised in this reserve

Accumulated surplus	Cumulative net gains and losses and other transactions with equity holders not recognised elsewhere.

24.
TRADE AND OTHER PAYABLES

	Group 2024	Group 2023
	$’000	$’000
Trade payables	1,663	2,336
Accruals and other payables	3,619	7,153
Other taxation and social security	2,902	1,686
Total trade and other creditors	8,184	11,175

The directors consider that the carrying value of trade and other payables is equal to their fair value.

25.
LOANS AND BORROWINGS

Non-current liabilities	As at 31 December 2024 $’000	As at 31 December 2023 $’000
Issued debt – bond (a)	39,304	38,170
Galaxy loan (b)	-	9,230
Mortgage – Quebec facility (c)	-	797
Total	39,304	48,197
Current liabilities
Galaxy loan (b)	-	13,444
Mortgage- Quebec facility (c) Other	837	600
Loans	20	276
Total	857	14,320

(a)
Unsecured Bonds:

In November 2021, the Group issued an unsecured 5-year bond with an interest rate of 8.75%. The bonds mature on 30 November 2026. The bonds may be redeemed for cash in whole or in part at any time at the Group’s option (i) on or after 30 November 2023 and prior to 30 November 2024, at a price equal to 102% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption, (ii) on or after 30 November 30 and prior to 30 November 2025, at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption, and (iii) on or after November 30, 2025 and prior to maturity, at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption. The Group may redeem the bonds, in whole, but not in part, at any time at its option, at a redemption price equal to 100.5% of the principal amount plus accrued and unpaid interest to, but not including, the date of redemption, upon the occurrence of certain change of control events. The bonds are listed on the Nasdaq Global Select Market under the symbol ARBKL.

(b)
Galaxy and related loans

On 23 December 2021 the Group entered into a loan agreement with Galaxy Digital LP for a loan of USD$30 million. The proceeds of the loan were used, in conjunction with funds raised previously, to continue the build-out of the Texas data centre, Helios. The short-term loan was a Bitcoin collateralised loan with an interest rate of 8% per annum. This loan was repaid during 2022 as part of the Galaxy transaction.

In March 2022, the Group entered into loan agreements with NYDIG ABL LLC for loans in the amounts of USD$97 million for the purchase of mining machines and Helios infrastructure, respectively. The loan was repaid during the year as part of the Galaxy transaction.

In May 2022, the Group entered into a loan agreement with Liberty Commercial Finance for a loan of USD$1.2 million ($1.0m) to purchase equipment. The loan is repayable over a period of 36 months with an interest rate of 11.9%. In June 2022, the loan was assigned to North Mill Equipment Finance LLC (“New Mill”). The loan was repaid during the year as part of the Galaxy transaction.

In December 2022, the Group sold Galaxy Power LLC and entered into a loan agreement with Galaxy Digital LLC for USD$35 million. Proceeds were used to pay off the Galaxy Digital LP, New Mill and NYDIG loans and working capital. The Galaxy Digital LLC loan was payable monthly based on an amortization schedule over 32 months with an interest rate of the secured overnight financing rate by the Federal Reserve Bank of New York plus 11%. The loan was secured by the Group’s property, plant and equipment.

In August 2024, the Galaxy Digital LLC loan was paid in full.

(c)
Mortgage – Quebec Facility

The mortgage is secured against the property at Baie-Comeau and is repayable over 24 months at an interest rate of Lender Prime + 0.5%. (5.95% as of 31 December 2024).

26.
FINANCIAL INSTRUMENTS

	Group 2024	Group 2023
	$’000	$’000
Carrying amount of financial assets
Measured at amortised cost
- Trade and other receivables	141	1,131
- Cash and cash equivalents	8,626	7,443
Measured at fair value through profit or loss	300	400
Total carrying amount of financial assets	9,067	8,974

Carrying amount of financial liabilities
Measured at amortised cost
- Trade and other payables	8,184	7,501
- Short term loans	20	280
- Long term loans	837	25,599
- Issued debt – bonds	39,304	38,170
carrying amount of financial liabilities	48,345	71,550

Fair Value Estimation

Fair value measurements are disclosed according to the following fair value measurement hierarchy:

●
Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)

●
Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices), or indirectly (that is, derived from prices) (Level 2)

●
Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3). This is the case for unlisted equity securities.

The following table presents the Group’s assets that are measured at fair value at 31 December 2024 and 31 December 2023.

	Level 1	Level 2	Level 3	Total
Assets	$’000	$’000	$’000	$’000
Financial assets at fair value through profit or loss
- Equity holdings	-	-	300	300
- Digital assets	-	6	-	6
Total at 31 December 2024	-	6	300	306

	Level 1	Level 2	Level 3	Total
Assets	$’000	$’000	$’000	$’000
Financial assets at fair value through profit or loss
- Equity holdings	-	-	400	400
- Digital assets	-	385	-	385
Total at 31 December 2023	-	385	400	785

All financial assets are in listed and unlisted securities and digital assets. There were no transfers between levels during the period.

The Group recognises the fair value of financial assets at fair value through profit or loss relating to unlisted investments at the cost of investment unless:

●
There has been a specific change in the circumstances which, in the Group’s opinion, has permanently impaired the value of the financial asset. The asset will be written down to the impaired value;

●
There has been a significant change in the performance of the investee compared with budgets, plans or milestones;

●
There has been a change in expectation that the investee’s technical product milestones will be achieved or a change in the economic environment in which the investee operates;

●
There has been an equity transaction, subsequent to the Group’s investment, which crystallises a valuation for the financial asset which is different to the valuation at which the Group invested. The asset’s value will be adjusted to reflect this revised valuation; or

●
An independently prepared valuation report exists for the investee within close proximity to the reporting date.

       27.
COMMITMENTS AND CONTINGENCIES

A subsidiary has received tax assessments from Canadian tax authorities for value added taxes and income taxes (See Note13). The Company is not subject to other litigation matters in the ordinary course of business.

28.
RELATED PARTY TRANSACTIONS

The compensation paid to related parties in respect of services rendered in 2024 were:

●
$135,095 (2023 - $170,554) in respect of fees for Matthew Shaw (Non-executive director);

●
$129,909 (2023 - $129,752) in respect of fees for Maria Perrella (Non-executive director);

●
$145,562 (2023 - $135,105) in respect of fees for Raghav Chopra (Non-executive director); and

●
$92,939 (2023 - $27,659) to Jim MacCallum (CFO) through JMM Consulting Inc.

29.
CONTROLLING PARTY

There is no controlling party of the Group.

30.
POST BALANCE SHEET EVENTS

Thomas Chippas resigned as Chief Executive Officer and Director of the Company effective 28 February 2025. On 24 March 2025, the Board appointed Justin Nolan as Chief Executive Officer and Director of the Group.

In January 2025, the Group received a Notification Letter from Nasdaq Stock Market LLC stating that the Company is not in compliance with minimum bid price for the Company’s American Depositary Shares. The Company has until July 15, 2025 to regain compliance with the minimum bid price requirement.

The Group signed hosting agreements with Merkle Standard LLC to host 9,315 miners at Merkle’s Memphis, Tennessee location and up to 4,000 machines at its Washington State location. Approximately 2,000 units were sent to the Group’s Baie Comeau facility. A further approximately 8,000 units were sold for cash proceeds of approximately $2.0 million.

COMPANY STATEMENT OF FINANCIAL POSITION

		As at December 31st	As at December 31st	As at January 1st
		2024	2023	2023
	Note	$’000	$’000	$’000

ASSETS
Non-current assets
Investment at fair value through profit or loss	4	-	100	100
Investments in Associate		-	-	2,863
Investments in Subsidiary	5	11,164	43,983	65,000
Tangible Fixed Assets		131	739	2,195
Total non-current assets		11,295	44,822	70,158

Current assets
Trade and Other Receivables	2	94	521	-
Prepaids	2	488	573	1,080
Cash and cash equivalents	5	776	705	139
Intercompany	2	-	11,174	10,336
Total Current Assets		1,358	12,973	11,555

Total assets		12,653	57,795	81,713

EQUITY AND LIABILITIES
Equity
Share Capital		(938)	(712)	(634)
Share Premium		(232,257)	(209,779)	(202,103)
Share based payment reserve		(15,162)	(12,166)	(8,528)
Foreign Currency Translation Reserve		28,616	28,944	26,934
Accumulated (surplus)/deficit		252,421	178,315	146,547
Total equity		32,680	(15,398)	(37,784)

Current liabilities
Trade and other payables	3	(2,122)	(3,977)	(6,120)
Intercompany		(3,907)	-	-
Loan		-	(250)	-
Total current liabilities		(6,029)	(4,227)	(6,120)

Non-current liabilities
Issued Debt		(39,304)	(38,170)	(37,809)
Total liabilities		(45,333)	(42,397)	(43,929)

Total equity and liabilities		(12,653)	(57,795)	(81,713)

As permitted by s408 Companies Act 2006, the company has not presented its own profit and loss account and related notes. The company’s total comprehensive loss for the year was $17.3 million (2022: $191.1 million). The Group financial statements were approved by the board of directors on 24 April 2024 and authorised for issue; they are signed on its behalf by:

Justin Nolan

       Chief Executive Officer

8 May 2024

The accounting policies and notes form part of the financial statements.

Registered number: 11097258

COMPANY STATEMENT OF CHANGES IN EQUITY

	Share Capital	Share Premium	Currency Translation Reserve	Share based payment reserve	Accumulated surplus/ (deficit)	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 January 2024	712	209,779	(28,944)	12,166	(178,315)	15,398
Total comprehensive income for the period:
Loss for the period	-	-	-	-	(74,106)	(74,106)
Other comprehensive income	-	-	328	-	-	328
Total comprehensive income for the period	-	-	328	-	(74,106)	(73,778)
Transactions with equity owners:
Share capital issued	220	21,635	-	-	-	21,855
Share based payments charge	-	-	-	3,845	-	3,845
Share RSUs vested	6	843	-	(849)	-	-
Total transactions with equity owners	226	22,478	-	2,996	-	25,700

Balance at 31 December 2024	938	232,257	(28,616)	15,162	(252,421)	(32,680)

	Share Capital	Share Premium	Currency Translation Reserve	Share based payment reserve	Accumulated surplus/ (deficit)	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 January 2023	634	202,103	(26,935)	8,528	(146,794)	37,536
Total comprehensive income for the period:
Loss for the period	-	-	-	-	(31,521)	(31,521)
Other comprehensive income	-	-	(2,009)	-	-	(2,009)
Total comprehensive income for the period	-	-	(2,009)	-	(31,521)	(33,530)
Transactions with equity owners:
Share capital issued	78	7,676	-	-	-	7,754
Share based payments charge	-	-	-	3,892	-	3,892
Share RSUs vested	-	-	-	(254)	-	(254)
Total transactions with equity owners	78	7,676	-	3,638	-	11,392

Balance at 31 December 2023	712	209,779	(28,944)	12,166	(178,315)	15,398

COMPANY STATEMENT OF CASH FLOWS

		Year ended December	Year ended December
		2024	2023
	Note	$’000	$’000
Cash flows from operating activities
Loss before tax		(74,106)	(14,901)
Adjustments for:
Share of loss from associate		-	716
Loss/Gain on sale of Investment		(567)	-
Foreign exchange movements		(100)	(1,877)
Finance cost		4,094	4,888
Write off of investments		-	22,764
Intercompany provision		33,829	-
Impairment of assets		553	83
Share based payment expense		1,794	3,874
Impairment of investment	5	32,819	-
Working capital changes:
(Increase)/decrease in trade and other receivables	2	512	1,803
Increase/(decrease) in trade and other payables	3	(1,233)	(2,079)
Net cash generated from operating activities		(2,405)	15,271

Investing activities
Proceed from sale of assets		45	-
(Increase)/decrease in loan to subsidiary		(15,675)	(17,863)
Net cash used in investing activities		(15,630)	(17,863)
Financing activities
Loan proceeds		1,110	811
Repayment of loan		(1,360)	(561)
Loan repayments Interest paid		(3,534)	(4,602)
Proceeds from shares issued – net of issue costs		21,855	7,518
Net cash (used in) generated from financing activities		18,071	3,166

Net (decrease) increase in cash and cash equivalents		36	574
Effect of foreign exchange on cash and cash equivalents		35	139
Cash and cash equivalents at beginning of period		705	(8)
Cash and cash equivalents at end of period		776	705

Company - net debt reconciliation		Year ended 31 December 2024	Year ended 31 December 2023
		$’000	$’000
Non-current loans and borrowings	3	(39,304)	(38,170)
Cash and cash equivalents		776	705
Total net (debt) / asset		(38,527)	(37,465)

NOTES TO THE FINANCIAL STATEMENTS

Argo Blockchain PLC (“the company”) is a public company, limited by shares, and incorporated in England and Wales. The registered office is Eastcastle House, 27-28 Eastcastle Street, London, W1W 8DH. The company was incorporated on 5 December 2017 as GoSun Blockchain Limited and changed its name to Argo Blockchain Limited on 21 December 2017. Also on 21 December 2017, the company re-registered as a public company, Argo Blockchain plc. Argo Blockchain plc acquired a 100% subsidiary, Argo Innovation Labs Inc. (together “the Group”), incorporated in Canada, on 12 January 2018.

The Company financial statements are required by Companies House and do not include any intercompany eliminations, The Company financial statements and note disclosures should be read in conjunction with the Group statements and notes above.

The notes to the company Financial Statements should be viewed in conjunction with the Group Financial Statements.

1.
2023 RESTATEMENT

The Group identified errors in the prior year intercompany recharge allocations due to a misapplication of the groups recharge policy. The impact was material, requiring restatement of the prior period financial statements in accordance with IAS 8. Comparative figures have been adjusted as follows:

	2023 Original	Movement	2023 Restated
Loss for the period	(14,901)	(16,620)	(31,521)
Intercompany Loan	28,199	(17,025)	11,174
Accumulated (surplus)/deficit	161,448	16,867	178,315

This restatement had no impact on cashflows.

2.
TRADE AND OTHER RECEIVABLES / INTERCOMPANY

	Company 2024	Company 2023
	$’000	$’000
Trade and other receivables/prepayments	582	650
Total trade and other receivables	582	650

COMPANY - INTERCOMPANY

	Company 2024	Company 2023
	$’000	$’000
Amounts due from/(to) group companies, net	(3,907)	28,199

Funds advanced to group companies were used for operating expenses, settling debt and purchasing tangible and intangible assets. There are no terms of repayment. The amounts due are non-interest bearing.

3.
TRADE AND OTHER PAYABLES

	Company	Company
	2024	2023
	$’000	$’000
Trade payables	481	1,253
Accruals and other payables	976	2,781
Other taxation and social security	664	9
Total trade and other creditors	2,121	4,043

The directors consider that the carrying value of trade and other payables is equal to their fair value.

4.
FINANCIAL INSTRUMENTS

	Company 2024	Company 2023
	$’000	$’000
Carrying amount of financial assets
Measured at amortised cost
- Trade and other receivables	94	77
- Cash and cash equivalents	776	705
Measured at fair value through profit or loss	-	100
Total carrying amount of financial assets	870	882
Carrying amount of financial liabilities
Measured at amortised cost
- Trade and other payables	2,121	3,044
- Short term loans	-	250
- Issued debt – bonds	39,304	38,170
- Lease liabilities	-	-
Total carrying amount of financial liabilities	41,425	41,464

Fair Value Estimation

Fair value measurements are disclosed according to the following fair value measurement hierarchy:

●
Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)

●
Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices), or indirectly (that is, derived from prices) (Level 2)

●
Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3). This is the case for unlisted equity securities.

The following table presents the company’s assets that are measured at fair value at 31 December 2024 and 31 December 2023.

	Level 1	Level 2	Level 3	Total
Assets	$’000	$’000	$’000	$’000
Financial assets at fair value through profit or loss
- Equity holdings	-	-	-	-
Total at 31 December 2024	-	-	-	-
	Level 1	Level 2	Level 3	Total
Assets	$’000	$’000	$’000	$’000
Financial assets at fair value through profit or loss
- Equity holdings		-	100	100
Total at 31 December 2023	-	-	100	100

All financial assets are in unlisted securities. There were no transfers between levels during the period.

The Group recognises the fair value of financial assets at fair value through profit or loss relating to unlisted investments at the cost of investment unless:

●
There has been a specific change in the circumstances which, in the Group’s opinion, has permanently impaired the value of the financial asset. The asset will be written down to the impaired value;

●
    There has been a significant change in the performance of the investee compared with budgets, plans or milestones;

●
There has been a change in expectation that the investee’s technical product milestones will be achieved or a change in the economic environment in which the investee operates;

●
There has been an equity transaction, subsequent to the Group’s investment, which crystallises a valuation for the financial asset which is different to the valuation at which the Group invested. The asset’s value will be adjusted to reflect this revised valuation; or

●
An independently prepared valuation report exists for the investee within close proximity to the reporting date.

5.
INVESTMENT IN SUBSIDIARIES AND LOSS ON SALE OF SUBSIDIARY

Company

Details of the Company’s subsidiaries at 31 December 2024 are as follows:

Name of Undertaking	Country of Incorporation	Ownership Interest (%)	Voting Power Held (%)	Nature of Business
Argo Innovation Labs Inc.	Canada	100%	100%	***
9377-2556 Quebec Inc.	Canada	100%	100%	**
Argo Holdings US Inc.	USA	100%	100%	****
Argo Operating US LLC	USA	100%	100%	*

* The provision of cryptocurrency mining services

** The provision of cryptocurrency mining sites

*** Converted from the provision of cryptocurrency mining services to cost centre in 2023

**** Holding company

Investment in subsidiaries	2024	2023
	$’000	$’000
At January 1	43,983	65,000
Impairment	(32,819)	(21,017)
At 31 December	11,164	43,983

Argo Holdings US Inc. was incorporated on November 22, 2023, with a registered office of 1209 Orange Street, Wilmington, Delaware, USA, 19801. The company contributed shares in Argo Innovation Facilities (US) valued at $65m.

Argo Operations US LLC was formed on November 22, 2022, with a registered office of 1209 Orange Street, Wilmington, Delaware, USA, 19801.

Argo Innovation Facilities (US) Inc was incorporated on 25 February 2022 with a registered address of 2028 East Ben White Blvd. Austin, TX 78740. This entity held the Helios facility and real property in Dickens County, Texas. On 21 December 2023, Argo Innovation Facilities (US) Inc. was converted to Galaxy Power LLC. Galaxy Power LLC was sold on 28 December 2023 pursuant to an equity purchase agreement. The proceeds received for the sale were $65 million against a book value of $120 million resulting in a loss on sale for the Group of $120 million.

6.
KEY JUDGEMENTS AND ESTIMATES

Valuation of investments in subsidiaries and amounts due from group companies – Note 19

Liquidity risk

The Board considered amounts due from group companies and whether any further impairments were required on their carrying value. When considering these amounts, they made use of forecasts of the profitability of the subsidiary and of their revenues and expenditure and concluded that impairment of those assets was necessary based on current forecasts and performance during the first part of 2025.

The forecasts to support this were built using our existing internal models showing positive cash contribution and profitability of the subsidiaries and their future value to the Group as a whole. Both pre and post year end these models show an impairment to the carrying value of one of the subsidiaries. An impairment charge of $32,226 was recognized.

7.
EMPLOYEES

The average monthly number of persons (including directors) employed by the company during the period was:

	2024	2023
	Number	Number
Directors and employees	6	6

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 09 May, 2025	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer